9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED JUN 26 2006 WASH. D.C. 190 SECTION

Date 19 June 2006

Our ref TZOL

Your ref

06014667

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 210 - 220, released from 5 April to 8 June, 2006 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL

dw 6/27

A4-30

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 210

5 April 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	12,784,492	134.9129	1,724,793,467
28 March 2006	203,322	131.7429	26,786,231
29 March 2006	-	-	-
30 March 2006	201,661	132.4324	26,706,457
31 March 2006	99,668	133.7532	13,330,913
3 April 2006	-	-	-
4 April 2006	-	-	-
5 April 2006	-	-	-
Accumulated under the program	13,289,143	134.8181	1,791,617,068

Following the above buyback Lundbeck owns a total of 15,571,908 own shares at a nominal value of DKK 5, equal to 6.85% of the total number of 227,261,423 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approx. EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 210

5. april 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	12.784.492	134,9129	1.724.793.467
28. marts 2006	203.322	131,7429	26.786.231
29. marts 2006	-	-	-
30. marts 2006	201.661	132,4324	26.706.457
31. marts 2006	99.668	133,7532	13.330.913
3. april 2006	-	-	-
4. april 2006	-	-	-
5. april 2006	-	-	-
Akkumuleret under programmet	13.289.143	134,8181	1.791.617.068

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 15.571.908 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 6,85% af det samlede antal på 227.261.423 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

	Steen Juul Jensen Vice President Tlf. 36 43 30 06		
Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 211

7 April 2006

Notice of Annual General Meeting

The Annual General Meeting of shareholders of H. Lundbeck A/S is hereby called for

Monday, 24 April 2006, at 4 p.m.

The general meeting will be held at:

Radisson SAS Falconer Hotel & Conference Center
Falkoner Allé 9, DK-2000 Frederiksberg

The Company invites the shareholders to attend a presentation of the activities of the Company before the general meeting. The presentation will start at 3 p.m, and all shareholders with an admission card are welcome.

In accordance with Article 8 of the Articles of Association, the agenda of the meeting includes the following:

1. Report from the Supervisory Board on the activities of the Company during the previous year.

2. Presentation of the Annual Report for approval, and discharging the Supervisory Board and Executive Management from liability.

3. Resolution on distribution of profits or covering of loss in accordance with the approved Annual Report.

4. Election of members of the Supervisory Board.

5. Election of one or two state authorised public accountants.

6. Proposals, if any, from the shareholders and from the Supervisory Board.

7. Any other business.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Re item 4 of the agenda:
Endeavours are made to ensure that the Supervisory Board of H. Lundbeck A/S is made up of persons with the relevant and necessary knowledge and professional experience in relation to the needs of the Company, including the necessary international background and experience, to enable the full Supervisory Board to safeguard the interests of the Company and thereby of the shareholders in the best possible way with due respect for the interests of the other stakeholders of the Company. The Supervisory Board actively contributes to the Company's development as a global player and a focused pharmaceutical company and supervises the decisions and transactions of Group Executive Management.

For a more detailed description of the competence requirements of the members of the Supervisory Board, please see the Company's website: http://www.lundbeck.com/aboutus/Management/Corporate_Governance/Default.asp.

The Supervisory Board finds that the proposed candidates satisfy these criteria.

All the members of the Supervisory Board elected in general meeting are up for election. The Supervisory Board proposes re-election of all its present members elected by the general meeting: Flemming Lindeløv, Thorleif Krarup, Lars Bruhn, Peter Kürstein, Mats Pettersson and Jes Østergaard.

The proposed candidates for the Supervisory Board have the following backgrounds:

Flemming Lindeløv, M.Sc. (Food Technology and Chemistry) and Ph.D., was elected to the Supervisory Board of H. Lundbeck A/S in 1998 and was elected Chairman in 2003. He also sits on the Compensation and Audit Committees of the Company. Flemming Lindeløv is a director of Royal Scandinavia A/S and was CEO of Carlsberg A/S from 1997 to 2001. Before that, Flemming Lindeløv was Vice President of FDB from 1984 to 1989 and then President of Tulip International from 1989 to 1997. Flemming Lindeløv is Chairman of the Supervisory Boards of Illums Bolighus A/S, Integral A/S and WEEE-systemet. Further, Flemming Lindeløv is a member of the Supervisory Boards of Royal Copenhagen A/S, DDD A/S, Parken Sport & Entertainment A/S and Comwir A/S. Flemming Lindeløv is also Chairman of the Business Forum of the Greater Copenhagen Authority (HUR). Flemming Lindeløv was born on 20 August 1948.

Thorleif Krarup, B.Sc. (Economics) and Bachelor of Commerce (Business Finance and Management Accounting), was elected to the Supervisory

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Board of H. Lundbeck A/S in 2004 and was also elected Deputy Chairman. He is a member of the Audit Committee of the Company.
Thorleif Krarup is Deputy Chairman of LFI A/S and ALK-Abelló A/S and member of the Supervisory Boards of Group 4 Securicor Plc, Bang & Olufsen A/S, Scion-DTU a/s and Lundbeckfonden. From 1987 to 1992 he was Group Chief Executive of Nykredit/TrygNykredit Holding and Group CEO of Nordea (formerly Unibank) from 1992 to 2002. Thorleif Krarup was born on 28 August 1952.

Lars Bruhn, M.Sc. (Chemical Engineering) and Bachelor of Commerce (Marketing), was elected to the Supervisory Board of the Company in 1995 and was Deputy Chairman of the Board from 1998 to 2001. Lars Bruhn is Chairman of the Supervisory Boards of IVS A/S, DIEU A/S and BRUHN NewTech A/S and a member of the Supervisory Boards of EDB Gruppen A/S, Ascio Technologies and Scalado AB. He was formerly CEO of the BRUHN Group from 1981 to 1998 and was an employee of H. Lundbeck A/S from 1975 to 1981 in charge of licensing and acquisitions in Europe. Lars Bruhn was born on 17 November 1949.

Peter Kürstein, MBA, was elected to the Supervisory Board of the Company in 2001 and chairs the Audit Committee of the Company. Peter Kürstein is President of Radiometer A/S, Deputy Chairman of the Supervisory Board of Foss A/S, a member of the Supervisory Board of Radiometer Medical A/S and Deputy Chairman of Danish American Business Forum. Peter Kürstein earned an MBA from Harvard Business School and worked for Pfizer Inc. in the US from 1981 to 1985, including three years for the subsidiary Shiley, Inc. in California. Peter Kürstein was born on 28 January 1956.

Mats Pettersson, B.Sc. (Economics and Business Administration), was elected to the Supervisory Board of the Company in 2003 and also sits on the Compensation Committee of the Company. Mats Pettersson is CEO of Biovitrum AB and a member of the Supervisory Board of Biocore International AB. Mats Pettersson was previously Senior Vice President and a member of the Management Committee of Pharmacia Corporation. Mats Pettersson was born on 7 November 1945.

Jes Østergaard, M.Sc. (Chemical Engineering), was elected to the Supervisory Board of the Company in 2003 and also sits on the Compensation Committee of the Company. Jes Østergaard is Chairman of the Supervisory Board of Glycom ApS. He was previously the CEO of DakoCytomation A/S and the Managing Director of Medicon Valley Academy. Jes Østergaard has also been Corporate Vice President of Novo Nordisk A/S. He is a member of the Supervisory Boards of the Lundbeck Foundation, LFI A/S and Aresa A/S. Jes Østergaard was born on 5 March 1948.

Re item 5 of the agenda:
The Supervisory Board proposes re-election of Deloitte Deloitte Statsautoriseret Revisionsaktieselskab og Grant Thornton Statsautoriseret Revisionsaktieselskab.

Re item 6 of the agenda:
The Supervisory Board has proposed the following resolutions:

6.1. Reduction of the share capital of the Company by reducing the Company's holding of own shares. The holding of own shares has been acquired from shareholders including as part of the execution of share buy-back programmes. Until the general meeting, the Company may acquire further holdings of own shares, and the reduction amount is therefore unknown at present. Article 3.1 of the Articles of Association must be updated in connection with the reduction. The reduction amount will appear from the complete wording of the proposed resolutions, which will be available for inspection by the shareholders at the registered office of the Company not later than eight days before the general meeting.

6.2. The Supervisory Board is authorised to arrange for acquisition by the Company of own shares representing a nominal value of up to 10 per cent of the share capital until the next Annual General Meeting. The buying price for the shares in question may not deviate by more than 10 per cent from the price quoted on the Copenhagen Stock Exchange at the time of acquisition. The price quoted on the Copenhagen Stock Exchange at the time of acquisition means the closing price – All Trade at 5 p.m.

6.3. Authorisation to the chairman of the general meeting to make such changes in and supplements to the resolutions adopted by the general meeting and the notification to the Danish Commerce and Companies Agency as may be requested by the Commerce and Companies Agency in connection with its registration of the amendments made.

--o0o--

The adoption of item 6.1 of the agenda requires a majority in favour of the proposed resolution of at least two thirds of both the votes cast and of the voting share capital represented at the general meeting, cf. Article 9.2 of the Articles of Association.

Also this year, H. Lundbeck A/S offers simultaneous interpretation from Danish into English. The area where interpreting is available will be signposted.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Due to Easter (13-17 April 2006), the agenda of the general meeting and the complete wording of the proposed resolutions as well as the audited Annual Report, including the consolidated financial statements for 2005, will be made available for inspection by the shareholders at the Company's office, Ottiliavej 9, DK-2500 Valby, not later than 12 April 2006. This material will also be sent to any shareholder registered in the register of shareholders who has requested the material.

H. Lundbeck A/S welcomes all shareholders to attend the general meeting if they have obtained an admission card for themselves and any accompanying adviser. Voting papers will be distributed together with the admission card. Please note that no shareholder may attend the general meeting unless he has ordered an admission card before the general meeting.

Admission cards are distributed to shareholders registered in the register of shareholders of the Company or against presentation of a statement of holding from VP Securities Services or the account controller issued not more than eight days before as proof of the shareholding. The statement of holding from VP Securities Services or the account controller must be accompanied by a written statement from the shareholder declaring that the shares have not been and will not be transferred to others until after the general meeting.

Admission cards and voting papers for the general meeting can be ordered up to and including 19 April 2006 by contacting the Company's office, Ottiliavej 9, DK-2500 Valby, or via the website of the Company, www.lundbeck.com. Admission cards and voting papers can also be ordered by returning the enclosed order form to Aktiebog Danmark A/S in the enclosed envelope.

If you are prevented from attending the general meeting, the Supervisory Board of the Company is willing to be appointed proxy to exercise the votes attaching to your shares. In that case, please fill in, sign and return the enclosed proxy form so that it reaches Aktiebog Danmark A/S, Kongevejen 118, DK-2840 Holte, not later than 19 April 2006.

Due to the difficult parking situation near the Falconer Center, we recommend our shareholders either to reserve time to find parking or to make use of public means of transport.

The Supervisory Board
H. Lundbeck A/S

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 211

7. april 2006

Indkaldelse til ordinær generalforsamling

Der indkaldes herved til ordinær generalforsamling i H. Lundbeck A/S

Mandag den 24. april 2006 kl. 16.00.

Generalforsamlingen afholdes i

Radisson SAS Falconer Hotel & Conference Center
Falkoner Allé 9, 2000 Frederiksberg

Før generalforsamlingen indbyder selskabet aktionærerne til en præsentation af selskabets aktiviteter. Præsentationen begynder kl. 15.00, og alle aktionærer med adgangskort er velkomne.

I overensstemmelse med vedtægternes punkt 8 er dagsordenen følgende:

1. Bestyrelsens beretning om selskabets virksomhed i det forløbne år.
2. Fremlæggelse af årsrapport til godkendelse og meddelelse af decharge for bestyrelse og direktion.
3. Beslutning om anvendelse af overskud eller dækning af underskud i henhold til den godkendte årsrapport.
4. Valg af bestyrelse.
5. Valg af en eller to statsautoriserede revisorer.
6. Eventuelle forslag fra aktionærer og bestyrelse.
7. Eventuelt.

Ad dagsordenens punkt 4:
H. Lundbeck A/S' bestyrelse søges sammensat af personer, som har den relevante og fornødne viden og professionelle erfaring i forhold til selskabets behov, herunder den nødvendige internationale baggrund og erfaring, således at den samlede bestyrelse på bedst mulig vis kan varetage selskabets og dermed aktionærernes interesser med behørig respekt for hensynet til selskabets øvrige interessenter. Bestyrelsen medvirker aktivt til at udvikle virksomheden som en globalt arbejdende, fokuseret farmaceutisk virksomhed og fører tilsyn med koncerndirektionens beslutninger og dispositioner.
For en mere detaljeret beskrivelse af bestyrelsens kompetencekrav henvises til selskabets hjemmeside http://www.lundbeck.com/aboutus/Management/Corporate_Governance/Default.asp.

Det er bestyrelsens vurdering, at de foreslåede kandidater opfylder disse kriterier.

Alle selskabets generalforsamlingsvalgte bestyrelsesmedlemmer er på valg. Bestyrelsen foreslår genvalg af samtlige nuværende generalforsamlingsvalgte bestyrelsesmedlemmer: Flemming Lindeløv, Thorleif Krarup, Lars Bruhn, Peter Kürstein, Mats Pettersson og Jes Østergaard.

De foreslåede bestyrelseskandidater har følgende baggrund:

Flemming Lindeløv, civilingeniør og ph.d., blev indvalgt i bestyrelsen for H. Lundbeck A/S i 1998 og i 2003 valgt til formand for selskabet, hvor han tillige er medlem af selskabets Compensation og Audit Committees. Flemming Lindeløv er direktør i Royal Scandinavia A/S og var i perioden 1997-2001 administrerende direktør for Carlsberg A/S. Før dette var Flemming Lindeløv i perioden 1984-1989 koncerndirektør i FDB hvorefter han i perioden 1989-1997 var administrerende direktør i Tulip International. Flemming Lindeløv er formand for bestyrelsen i Illums Bolighus A/S, i Integral A/S og i WEEE-systemet. Flemming Lindeløv er desuden medlem af bestyrelsen for Royal Copenhagen A/S, DDD A/S, Parken Sport & Entertainment A/S og Comwir A/S. Flemming Lindeløv er ligeledes formand for HUR's Erhvervsforum. Flemming Lindeløv er født den 20. august 1948.

Thorleif Krarup, HA og HD, blev indvalgt i bestyrelsen for H. Lundbeck A/S i 2004, hvor han tillige blev valgt til næstformand. Thorleif Krarup er medlem af selskabets Audit Committee. Thorleif Krarup er næstformand i LFI A/S og i ALK-Abelló A/S samt medlem af bestyrelsen i

Group 4 Securicor Plc., Bang & Olufsen A/S, Scion-DTU a/s samt Lundbeckfonden. Han var i perioden 1987-1992 koncernchef for Nykredit/TrygNykredit Holding og koncernchef for Nordea (tidligere Unibank) 1992-2002. Thorleif Krarup er født den 28. august 1952.

Lars Bruhn, civilingeniør og HD, blev indvalgt i selskabets bestyrelse i 1995 og var i perioden 1998-2001 næstformand i bestyrelsen. Lars Bruhn er formand for bestyrelsen i IVS A/S, i DIEU A/S, i BRUHN NewTech A/S samt medlem af bestyrelsen i EDB Gruppen A/S, i Ascio Technologies samt i Scalado AB. Han er tidligere koncernchef i BRUHN koncernen fra 1981-1998 og var fra 1975-1981 ansat i H. Lundbeck A/S med ansvar for licens og akkvisition i Europa. Lars Bruhn er født den 17. november 1949.

Peter Kürstein, MBA, blev indvalgt i selskabets bestyrelse i 2001 og er formand for selskabets Audit Committee. Peter Kürstein er administrerende direktør for Radiometer A/S, næstformand i bestyrelsen for Foss A/S og medlem af bestyrelsen i Radiometer Medical samt næstformand i Danish American Business Forum. Peter Kürstein har en MBA fra Harvard Business School og arbejdede fra 1981-1985 for Pfizer Inc. i USA, herunder 3 år for datterselskabet Shiley, Inc. i Californien. Peter Kurstein er født den 28. januar 1956.

Mats Pettersson, B. Sc., blev indvalgt i selskabets bestyrelse i 2003, hvor han tillige er medlem af sel-skabets Compensation Committee. Mats Pettersson er administrerende direktør for Biovitrum AB og er medlem af bestyrelsen i Biocore International AB. Mats Pettersson er tidligere Senior Vice President og medlem af Management Committee i Pharmacia Corporation. Mats Pettersson er født den 7. november 1945.

Jes Østergaard, civilingeniør, blev indvalgt i selskabets bestyrelse i 2003, hvor han tillige er medlem af selskabets Compensation Committee. Jes Østergaard er formand for bestyrelsen i Glycom ApS. Han er tidligere administrerende direktør for DakoCytomation A/S og for Medicon Valley Academy. Jes Østergaard har desuden været Corporate Vice President i Novo Nordisk A/S. Han er medlem af bestyrelsen for Lundbeckfonden, LFI A/S samt for Aresa A/S. Jes Østergaard er født den 5. marts 1948.

Ad dagsordenens punkt 5:
Bestyrelsen foreslår genvalg af Deloitte Statsautoriseret Revisionsaktieselskab og Grant Thornton Statsautoriseret Revisionsaktieselskab.

Ad dagsordenens punkt 6:
Bestyrelsen har fremsat følgende forslag:

6.1. Nedsættelse af selskabets aktiekapital med aktier fra selskabets beholdning af egne aktier. Beholdningen af egne aktier er erhvervet fra selskabets aktionærer, herunder som led i gennemførelsen af aktietilbagekøbsprogrammer. I tiden indtil generalforsamlingen kan selskabet erhverve yderligere egne aktier, hvorfor nedsættelsesbeløbet ikke kendes på nuværende tidspunkt. Som led i nedsættelsen skal vedtægternes punkt 3.1 ajourføres. Nedsættelsesbeløbet vil fremgå af de fuldstændige forslag, som senest 8 dage før generalforsamlingen vil være fremlagt på selskabets kontor.

6.2. Bestyrelsen bemyndiges til indtil næste ordinære generalforsamling at lade selskabet erhverve egne aktier med en pålydende værdi af indtil 10% af aktiekapitalen. Købskursen for de pågældende aktier må ikke afvige mere end 10% fra den ved erhvervelsen noterede kurs på Københavns Fondsbørs A/S. Ved den ved erhvervelsen noterede kurs på Københavns Fondsbørs A/S forstås slutkurs - alle handler kl. 17.

6.3. Generalforsamlingens dirigent bemyndiges til at foretage sådanne ændringer i og tilføjelser til det på generalforsamlingen vedtagne og anmeldelsen til Erhvervs- og Selskabsstyrelsen, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen i forbindelse med registrering af de vedtagne ændringer.

Vedtagelse af dagsordenens punkt 6.1 kræver, at forslagene tiltrædes af mindst 2/3 af såvel de afgivne stemmer som af den på generalforsamlingen repræsenterede, stemmeberettigede aktiekapital, jf. vedtægternes punkt 9.2.

Også i år tilbyder H. Lundbeck A/S simultantolkning fra dansk til engelsk. Tolkeområdet vil være markeret ved hjælp af skilte.

Grundet påsken (den 13. - 17. april 2006) vil dagsorden for generalforsamlingen og de fuldstændige forslag samt revideret årsrapport, herunder koncernregnskab for 2005, være fremlagt senest den 12. april 2006 på selskabets kontor, Ottiliavej 9, 2500 Valby, til eftersyn for aktionærerne. Det pågældende materiale tilsendes endvidere enhver noteret aktionær, som har fremsat begæring herom.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S byder alle aktionærer velkommen, der har rekvireret adgangskort til sig selv og en eventuel medfølgende rådgiver. Stemmesedler udleveres sammen med adgangskort. Der gøres opmærksom på, at man kun kan deltage i generalforsamlingen, hvis man har rekvireret adgangskort forud for generalforsamlingen.

Adgangskort udleveres til aktionærer noteret i selskabets aktiebog eller mod forevisning af en ikke mere end 8 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut som dokumentation for aktiebesiddelsen. Depotudskriften fra Værdipapircentralen eller det kontoførende pengeinstitut skal ledsages af en skriftlig erklæring fra aktionæren om, at aktierne ikke er eller vil blive overdraget til andre, før generalforsamlingen er afholdt.

Adgangskort og stemmeseddel til generalforsamlingen kan rekvireres til og med den 19. april 2006 ved henvendelse på selskabets kontor på Ottiliavej 9, 2500 Valby, eller via selskabets hjemme-side www.lundbeck.com. Adgangskort og stemmeseddel kan også rekvireres ved at returnere vedlagte bestillingsblanket til Aktiebog Danmark A/S i vedlagte kuvert.

Såfremt De er forhindret i at deltage i generalforsamlingen, vil selskabets bestyrelse gerne modtage fuldmagt til at afgive de stemmer, der er tilknyttet Deres aktier. I så fald skal vedlagte fuldmagts-blanket returneres i udfyldt og underskrevet stand, således at den er Aktiebog Danmark A/S, Kongevejen 118, 2840 Holte, i hænde senest 19. april 2006.

Da det kan være vanskeligt at finde parkeringsplads omkring Falconer Center, anbefaler vi vore aktionærer enten at beregne god tid til at finde en parkeringsplads eller benytte de offentlige transportmidler.

Bestyrelsen
H. Lundbeck A/S

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 212

24 April 2006

H. Lundbeck A/S held its Annual General Meeting on 24 April 2006 at SAS Radisson Falconer Hotel & Conference Center

At the general meeting note was taken of the report by the Supervisory Board on the activities of the Company during the previous year, the Annual Report was approved, and the Supervisory Board and Management were discharged from liability.

The general meeting approved the dividend of 30 per cent of the year's profit corresponding to DKK 2.10 per share of a nominal amount of DKK 5 proposed by the Supervisory Board.

Flemming Lindeløv, Thorleif Krarup, Lars Bruhn, Peter Kürstein, Mats Pettersson and Jes Østergaard were all re-elected to the Supervisory Board. Immediately after the general meeting the Supervisory Board elected Flemming Lindeløv Chairman and Thorleif Krarup Deputy Chairman of the Supervisory Board.

After having elected its Chairman and Deputy Chairman, the Supervisory Board appointed members for the Audit Committee and the Compensation Committee.

Peter Kürstein, Flemming Lindeløv and Thorleif Krarup were re-elected members of the Audit Committee. Flemming Lindeløv, Mats Pettersson and Jes Østergaard were re-elected members of the Compensation Committee.

In March and April 2006, election was held of employee representatives to the Supervisory Board of H. Lundbeck A/S among the employees of H. Lundbeck A/S and its Danish subsidiaries. Birgit Bundgaard Rosenmeier was re-elected and William Patrick Watson and Kim Rosenville Christensen were elected as new employee representatives. The employee representatives will join the Supervisory Board immediately after the holding of the annual general meeting.

The Supervisory Board of H. Lundbeck A/S will hereafter comprise:

- Flemming Lindeløv (Chairman)
- Thorleif Krarup (Vice-Chairman)
- Lars Bruhn

- Kim Rosenville Christensen
- Peter Kürstein
- Mats Pettersson
- Birgit Bundgaard Rosenmeier
- William Patrick Watson
- Jes Østergaard

Deloitte Statsautoriseret Revisionsaktieselskab and Grant Thornton Statsautoriseret Revisionsaktieselskab were re-elected auditors for the Company.

The Supervisory Board's proposed resolutions under item 6 of the agenda were adopted. Consequently, a resolution was adopted to reduce the share capital of the Company by reducing the Company's holding of own shares acquired from shareholders of the Company as part of the implementation of share buyback programmes. The Supervisory Board was further authorised to arrange for the acquisition of own shares by the Company pursuant to section 48 of the Danish Companies Act. Finally, the chairman of the general meeting was authorised to make such changes in and supplements to the resolutions adopted by the general meeting and the notification to the Danish Commerce and Companies Agency as may be requested by the Commerce and Companies Agency in connection with its registration of the amendments made.

No other business was transacted at the general meeting.

The Supervisory Board

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 212

24. april 2006

H. Lundbeck A/S afholdt ordinær generalforsamling den 24. april 2006 i Radisson SAS Faconer Hotel & Conference Center

På generalforsamlingen blev bestyrelsens beretning taget til efterretning, årsrapporten blev godkendt, og der blev meddelt decharge for bestyrelse og direktion.

Generalforsamlingen godkendte det af bestyrelsen fremsatte forslag om et udbytte på 30% af årets resultat svarende til DKK 2,10 pr. aktie à nominelt DKK 5.

Flemming Lindeløv, Thorleif Krarup, Lars Bruhn, Peter Kürstein, Mats Pettersson, og Jes Østergaard blev alle genvalgt til bestyrelsen. Umiddelbart efter generalforsamlingen konstituerede bestyrelsen sig med Flemming Lindeløv som formand og Thorleif Krarup som næstformand.

I forlængelse af bestyrelsens konstitution konstitueredes Revisionskomitéen og Kompensations-komitéen.

Peter Kürstein, Flemming Lindeløv og Thorleif Krarup blev genvalgt som medlemmer af Revisionskomitéen. Flemming Lindeløv, Mats Pettersson og Jes Østergaard blev genvalgt som medlemmer af Kompensationskomitéen.

I marts og april 2006 blev der afholdt valg af medarbejderrepræsentanter til bestyrelsen i H. Lundbeck A/S blandt medarbejderne i H. Lundbeck A/S og dets danske datterselskaber. Medarbejderne genvalgte Birgit Bundgaard Rosenmeier og nyvalgte William Patrick Watson og Kim Rosenville Christensen til bestyrelsen. Medarbejderrepræsentanterne indtræder i bestyrelsen umiddelbart efter afholdelsen af den ordinære generalforsamling.

Bestyrelsen for H. Lundbeck A/S har herefter følgende sammensætning:

- Flemming Lindeløv (formand)
- Thorleif Krarup (næstformand)
- Lars Bruhn
- Kim Rosenville Christensen
- Peter Kürstein

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

- Mats Pettersson
- Birgit Bundgaard Rosenmeier
- William Patrick Watson
- Jes Østergaard

Deloitte Statsautoriseret Revisionsaktieselskab og Grant Thornton Statsautoriseret Revisionsaktie-selskab blev genvalgt som selskabets revisorer.

Bestyrelsens forslag under dagsordenens punkt 6 blev vedtaget. Som følge heraf besluttedes en nedsættelse af selskabets aktiekapital med aktier fra selskabets beholdning af egne aktier erhvervet fra selskabets aktionærer, herunder som led i gennemførelsen af aktietilbagekøbsprogrammer. Bestyrelsen blev endvidere bemyndiget til at lade selskabet erhverve egne aktier i henhold til aktieselskabslovens § 48. Sluttelig blev generalforsamlingens dirigent bemyndiget til at foretage sådanne ændringer i og tilføjelser til det på generalforsamlingen vedtagne og anmeldelsen til Erhvervs- og Selskabsstyrelsen, som måtte blive krævet af Erhvervs- og Selskabsstyrelsen i forbindelse med registrering af de vedtagne ændringer.

Der var ikke yderligere til behandling på generalforsamlingen.

Bestyrelsen

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S
Ottiliavej 9 Tel +45 36 30 13 11
DK-2500 Valby København Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 213

28 April 2006

Lundbeck files application for approval of Cipralex® for the treatment of Obsessive-Compulsive Disorder (OCD)

H. Lundbeck A/S has filed an application for approval of Cipralex® (escitalopram) for the treatment of OCD in the EU with the health authorities in Sweden, which acts as reference country in the European mutual recognition procedure.

The application is based on studies involving more than 750 patients, showing that Cipralex® is effective in acute treatment and long-term treatment of OCD as well as reducing the risk of relapse significantly. In Europe, Cipralex® is currently approved for the treatment of depression, panic disorder, social anxiety disorder and generalised anxiety disorder.

About the clinical studies

Dose finding study:

In a double blind placebo controlled study 458 OCD patients were randomised to either escitalopram at one of the two doses (10mg or 20mg), or 40mg paroxetine or placebo. The duration of the study was 24 weeks with a primary efficacy assessment after 12 weeks (acute treatment).

At week 12 – the primary efficacy endpoint – 20mg escitalopram showed a statistically significant greater improvement in the Yale-Brown Obsessive Compulsive Scale (Y-BOCS) compared to placebo ($p<0.005$). 10mg escitalopram compared to placebo was ($p=0.052$). At week 24 dosages of escitalopram 10mg ($p<0.05$) and 20mg ($p<0.005$) showed a statistically significant greater improvement in the Yale-Brown Obsessive Compulsive Scale (Y-BOCS) than in the placebo group – as did paroxetine 40mg ($p<0.05$).

Relapse prevention study

The long-term efficacy was further supported by a relapse prevention study, where 320 patients (intention-to-treat), following treatment with escitalopram for 16 weeks, were randomised to either placebo or escitalopram for a further 24 weeks of double-blind treatment.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

The primary endpoint was time to relapse. The result of this primary analysis showed a significant difference in favour of escitalopram ($p<0.001$). The number of relapses during treatment with escitalopram (23%) was significantly lower compared to the patients in the placebo group (52%) ($p<0.001$). The risk of relapsing was 2.7 times higher for the placebo group compared to patients treated with escitalopram.

About OCD

OCD is a chronic and disabling disorder with lifetime prevalence of around 2-4%. It is estimated that OCD patients represent more than 10% of patients with anxiety disorders.

Symptoms of OCD can vary, and the obsessions can be thoughts that are often very disturbing to the patient and can lead to compulsive behaviour. Examples of compulsions are repetitive behaviours (such as excessive hand washing/cleaning/hoarding/checking) and mental acts (such as counting/repeating words).

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 213

28. april 2006

Lundbeck indsender ansøgning om godkendelse af Cipralex® til behandling af obsessiv-kompulsiv sygdom (OCD)

H. Lundbeck A/S har indsendt ansøgning om godkendelse af Cipralex® (escitalopram) til behandling af OCD i EU til de svenske sundhedsmyndigheder, der fungerer som referenceland i den gensidige europæiske godkendelsesproces.

Ansøgningen er baseret på undersøgelser med mere end 750 patienter, som viser, at Cipralex® er effektivt ved akut behandling og langtidsbehandling af OCD, og at stoffet kan nedbringe risikoen for tilbagefald væsentligt. I Europa er Cipralex® i dag godkendt til behandling af depression, panikangst, socialangst og generaliseret angst.

Om de kliniske undersøgelser

Dosisbestemmende undersøgelse:
I en dobbeltblind, placebokontrolleret undersøgelse blev 458 patienter med OCD randomiseret til enten escitalopram på ét af to dosisniveauer (10mg eller 20mg) eller 40mg paroxetin eller placebo. Undersøgelsen varede 24 uger med en primær effektvurdering efter 12 uger (akut behandling).

Ved uge 12 - det primære effekt-endpoint- viste 20 mg escitalopram en statistisk signifikant større forbedring på Yale-Brown Obsessive Compulsive Scale (Y-BOCS) end i placebogruppen ($p<0,005$). 10 mg escitalopram sammenlignet med placebo var ($p=0,052$). Ved uge 24 viste begge doser af escitalopram 10 mg ($p<0,05$) og 20 mg ($p<0,005$) en statistisk signifikant større forbedring på Yale-Brown Obsessive Compulsive Scale (Y-BOCS) end i placebogruppen, og det samme gjorde 40mg paroxetin ($p<0,05$).

Undersøgelse vedrørende forhindring af tilbagefald:
Den langsigtede effekt blev yderligere understøttet af en undersøgelse vedrørende forhindring af tilbagefald, hvor 320 patienter (intention-to-treat), efter et behandlingsforløb med escitalopram i 16 uger, blev randomiseret til enten placebo eller escitalopram i yderligere 24 uger med dobbeltblind behandling.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Det primære endpoint var tiden til tilbagefald. Resultatet af denne primære analyse viste en signifikant forskel til fordel for escitalopram (p<0,001). Antal af tilbagefald under escitalopram behandling (23%) var signifikant færre sammenlignet med de placebo behandlede patienter (52%) (p<0,001). Risikoen for tilbagefald var 2,7 gange højere for placebo-gruppen end for de patienter, der blev behandlet med escitalopram.

Om OCD

OCD er en kronisk og invaliderende sygdom med en livstidsprævalens på ca. 2-4%. Det anslås, at OCD-patienter udgør over 10% af alle patienter med angstsygdomme.

Symptomerne på OCD varierer, og tvangstankerne kan være tanker, der ofte virker forstyrrende på patienten og kan føre til tvangshandlinger. Tvangshandlinger er tilbagevendende handlinger (f.eks. overdreven vask af hænder/rengøring/oplagring/kontrol) og psykiske handlinger (f.eks. tælleritualer/gentage ord).

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 214

9 May 2006

Interim report for the first quarter of 2006

The Supervisory Board of H. Lundbeck A/S today approved the company's interim report for the first quarter of 2006.

- Consolidated revenue amounted to DKK 2,232 million, a 1% increase over the year-earlier period (4% growth at CER).
- Revenue derived from **Europe** amounted to DKK 1,360 million, a 15% increase over the year-earlier period (14% growth at CER). Revenue from **International Markets** amounted to DKK 329 million, a 29% increase (17% growth at CER). The positive development in both Europe and International Markets is a result of a continued focused effort in the Group's own sales subsidiaries.
- Revenue from the USA amounted to DKK 488 million, a decline of 32% (18% decrease at CER), primarily due to lower supplies of bulk escitalopram to Forest Laboratories as part of Forest's reduction of escitalopram inventories. At 31 March 2006, inventories had been reduced to a level corresponding to approximately 15 months of commercial supply. In Q1 2006, Forest Laboratories, Inc. generated Lexapro® sales of USD 464 million against USD 399 million in the year-earlier period.
- At DKK 1,782 million, the Group's combined first-quarter costs were 13% higher than in the year-earlier period due to primarily an increase of 26% of the company's research and development expenditure compared to the year-earlier period.
- Profit from operations was DKK 451 million, a decline of 29% relative to the year-earlier period.
- The free cash flow amounted to DKK 198 million, a 9% drop relative to the year-earlier period.
- Lundbeck reiterates its full-year guidance.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Financial highlights for the period

In respect of recognition and measurement, the interim report has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB) which are expected to apply for the presentation of financial statements for the full year 2006. The comparative figures have been restated due to the implementation of IAS 39 "Financial instruments: recognition and measurement" at 1 January 2005. The interim report is unaudited.

	Q1 2006 DKKm	Q1 2005 DKKm	Growth in DKK	Growth at CER	Q4 2005 DKKm
Revenue	2,232	2,219	1%	4%	2,301
- Cipralex®	837	534	57%	52%	746
- Lexapro®	484	663	-27%	-13%	624
- Ebixa®	311	241	29%	26%	306
- Azilect®	8	-	-	-	4
- Serdolect®	1	-	-	-	-
- Other pharmaceuticals	536	724	-26%	-26%	568
- Other revenue	56	57	-2%	-6%	53
Costs	1,782	1,582	13%	-	1,821
- Cost of sales	420	412	2%	-	293
- Distribution and administration	907	817	11%	-	989
- Research and development	455	360	26%	-	538
- Other operating expenses, net	0	8	-	-	1
Profit from operations	451	637	-29%	-	481
Net financials	-82*	50	-	-	-46
Net profit for the period	225	453	-50%	-	299
Earnings per share, EPS	1.04	2.03	-49%	-	1.34
Free cash flow	198	217	-9%	-	30
Number of employees (end of period)	5,065	5,032	-	-	5,050

* As a result of the revised profit forecast caused by Forest's changed inventory levels, announced in February 2006, hedging contracts have been transferred to trading contracts. The profit impact, which is expensed in Q1 2006, is approximately DKK 40 million.

Financial forecasts for 2006 and financial targets for 2007

Lundbeck retains its financial forecasts for 2006 and the financial targets for 2007 as announced at the presentation of its annual report for 2005 on 15 March 2006.

Financial forecasts

	2006 forecast	2007 target
Profit from operations	Approx. DKK 1.6bn	-
EBIT margin	-	25%*
Cash flows from operating and investing activities	Approx. DKK 900m	-
Investments	Approx. DKK 650m	-
Income from Forest	Approx. DKK 1.7bn	-
Prepayments from Forest	Approx. DKK 900m	-
Milestone payment from Merck	-	USD 75m

* Excluding potential milestone payment of USD 75m from Merck & Co., Inc.

Revenue

The Group generated Q1 revenue of DKK 2,232 million, which was a 1% increase on the same period of last year and a 3% decrease relative to Q4 2005. Adjusted for exchange rate fluctuations, Group revenue rose 4% relative to the year-earlier period.

Group

	Q1 2006 DKKm	Q1 2005 DKKm	Growth in DKK	Growth at CER	Q4 2005 DKKm
Cipralex®	837	534	57%	52%	746
Lexapro®	484	663	-27%	-13%	624
Ebixa®	311	241	29%	26%	306
Azilect®	8	-	-	-	4
Serdolect®	1	-	-	-	-
Other pharmaceuticals	536	724	-26%	-26%	568
Other revenue	56	57	-2%	-6%	53
Total revenue, Group	2,232	2,219	1%	4%	2,301

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Consolidated first-quarter revenue was driven by an increase in sales of Cipralex® and Ebixa®, which increased by 57% and 29%, respectively, on the year-earlier period. The sales increase for Cipralex® and Ebixa® more than compensated for the decline in sales of other pharmaceuticals.

The Group's revenue outside the USA rose 17% relative to the same quarter of last year, more than compensating for the 27% decline in US income from Lexapro®, which was caused by Forest's extraordinary reduction of its inventories of bulk escitalopram.

In Q1 2006, new pharmaceuticals made up 73% of the Group's total revenue, compared with 65% in Q1 2005.

Europe

	Q1 2006 DKKm	Q1 2005 DKKm	Growth in DKK	Growth at CER	Q4 2005 DKKm
Cipralex®	670	429	56%	54%	611
Ebixa®	277	223	24%	23%	276
Azilect®	8	-	-	-	4
Serdolect®	1	-	-	-	-
Other pharmaceuticals	404	535	-24%	-25%	432
Total revenue, Europe	1,360	1,187	15%	14%	1,323

In Europe, Lundbeck's new pharmaceuticals continue to conquer market shares. In Q1 2006, European operations accounted for 61% of Lundbeck's total revenue, up from 53% in the year-earlier period.
The decline in other pharmaceuticals was driven primarily by declining sales of citalopram in markets such as France, Germany and Switzerland.

Quarterly sales of Cipralex® and Ebixa® in Europe

Cipralex® and Ebixa®	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Revenue, DKKm	652	775	819	887	947
Growth, q/q	11%	19%	6%	8%	7%

Cipralex® - a new class of antidepressants
Recent research has shown that escitalopram inhibits the serotonin transporter both at the primary binding site and the allosteric binding site – a "dual action serotonin". The dual inhibitory effect on the serotonin

transporter partly explains escitalopram's unique pharmacological and clinical effect.

In the first quarter of 2006, Cipralex' unique mechanism of action as an ASRI – Allosteric Serotonin Reuptake Inhibitor – was added to the pharmaceutical's Summary of Product Characteristics by the health authorities in Sweden, which acts as reference country for the European approval of the pharmaceutical.

At the end of February 2006, Cipralex® held 10.6% of the European antidepressants market in terms of value, compared with 7.0% at 31 March 2005. In most European markets, Cipralex® continues to win market shares, contributing to the continuing growth experienced by the pharmaceutical. The roll-out in France is progressing well, and with a market share of 7.1% after nine months it marks one of the must successful Cipralex® launches in Europe.

At the end of February 2006, Ebixa® held approximately 14.1% of the European market for pharmaceuticals to treat Alzheimer's disease. Growth in Ebixa® sales was spurred, among other things, by successful launches in key countries such as France, Spain and Germany, which represent more than half of the European market.

Azilect® has now been rolled out in a number of countries in Europe, commanding a share of 1.6% of the Germany market in February 2006. Germany is the largest market in Europe, accounting for 25% of the combined European market for pharmaceuticals to treat Parkinson's disease. We expect to launch Azilect® in most of the large countries during 2006.

Serdolect® for the treatment of schizophrenia was launched in the first country in Europe in January. The launch has subsequently been initiated in several Scandinavian countries. Serdolect® is expected to be launched in Germany and in more than 15 other countries during 2006 and 2007.

USA

	Q1 2006 DKKm	Q1 2005 DKKm	Growth in DKK	Growth at CER	Q4 2005 DKKm
Lexapro®	484	663	-27%	-13%	624
Other pharmaceuticals	4	57	-93%	-74%	2
Total revenue, USA	488	720	-32%	-18%	626

Lundbeck's income from sales of Lexapro® in the USA was DKK 484 million in Q1 2006, compared with DKK 663 million in the same period of last year, a decline of 27%. The first quarter was marked by lower supplies of bulk escitalopram to Forest as part of Forest's decision to reduce its escitalopram inventories. At 31 March 2006, inventories had been reduced to a level corresponding to approximately 15 months of commercial supply. To the extent possible, deliveries will be evenly distributed with 1 tonne of bulk escitalopram shipments per month. During Q1 2006, Lundbeck's shipments were marginally higher than the expected average for 2006.

In Q1 2006, Forest Laboratories, Inc. generated Lexapro® sales of USD 464 million against USD 399 million in the year-earlier period.

Lexapro® is currently the second-most prescribed antidepressant in the USA, commanding a market share of about 16.4% of total antidepressants sales (N6A) at the end of February 2006, which was on a level with the market share at 31 December 2005. The underlying number of prescriptions (TRx) for Lexapro® written in Q1 was up by approximately 3.4% relative to Q4 2005. Similarly, the market in terms of number of prescriptions (TRx) for more recent antidepressants in the USA rose by 2.6% in the same period. The US market for antidepressants is expected to post a slightly positive trend in 2006.

Prepayments from Forest - the difference between the invoiced price and the minimum price of Forest's inventories - was DKK 1,286 million at 31 March 2006 compared with DKK 1,188 million at 31 March 2005 and DKK 1,393 million at year-end 2005.

During the period from 20 March to 27 March 2006, the case concerning patent infringement of U.S. Patent Re. No. 34,712, (the '712 Patent), for which H. Lundbeck A/S has granted an exclusive licence to Forest in the USA, relating to Forest's Lexapro® product (escitalopram oxalate), was tried before the Federal District Court of Delaware in the USA. Lundbeck and Forest, our partner, are confident that the '712 Patent is valid and enforceable. Furthermore, both companies are confident that they will win the case.

Lundbeck hedges income from Lexapro® and other products using currency hedging. As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit was DKK 3 million in Q1 2006 against DKK 34 million in the year-earlier period

compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 9 million compared with DKK 37 million in Q1 2005 stems from the hedging of USD. The gain from the USD hedging has primarily been added to income from sales of Lexapro®.

At 31 March 2006, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 3.1 billion. Of this amount, DKK 2.4 billion is accounted for as hedging contracts. The average forward rates at 31 March 2006 were for euro 746.31 DKK/EUR and for US dollars 591.88 DKK/USD. Deferred recognition of net currency losses and gains amounted to DKK -53 million at 31 March 2006 against DKK 105 million at 31 March 2005 and DKK -191 million at 31 December 2005.

The average forward rate for the first three months of 2007 for US dollars will be approximately 594 DKK/USD, using the existing hedging contracts. The corresponding forward rate for the first three months of 2005 was approximately 582 DKK/USD. For the 2006 financial year, the average forward rate for US dollars is approximately 587 DKK/USD.

International Markets

	Q1 2006 DKKm	Q1 2005 DKKm	Growth in DKK	Growth at CER	Q4 2005 DKKm
Cipralex®/Lexapro®	167	105	59%	44%	134
Ebixa®	34	18	83%	60%	31
Other pharmaceuticals	128	132	-3%	-12%	134
Total revenue, International Markets	329	255	29%	17%	299

In markets outside Europe and the USA, Lundbeck continues to see positive quarter-on-quarter growth. Cipralex® has increased its market share in most markets, and in several key markets the pharmaceutical now ranks among the three best selling original antidepressants.

Expenses

Lundbeck's total expenses, exclusive of net financials and tax, were DKK 1,782 million in Q1 2006, up 13% over the year-earlier period and down 2% relative to Q4 2005.

At DKK 420 million, cost of sales amounted to approximately 19% of total revenue, on a level with the year-earlier period. Relative to Q4 2005, cost

of sales was up by DKK 127 million, primarily due to one-off items in Q4 2005.

Distribution costs and administrative expenses amounted to DKK 907 million, an increase of 11% on the year-earlier period and a 8% decline relative to Q4 2005. The quarter-on-quarter fluctuations are due primarily to fluctuating costs in Europe in 2005.

First-quarter research and developments costs amounted to DKK 455 million, which was a 26% increase on the same period of last year and a 15% decrease relative to Q4 2005.

Research and development costs accounted for 20% of revenue compared to 16% in Q1 2005. Due to the previously announced reduction of inventories of bulk escitalopram at Forest and the resulting decline in income from Lexapro® sales in the USA in 2006, Lundbeck expects that research and development costs will account for more than 20% of total consolidated revenue for 2006.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 122 million in Q1 2006, down from DKK 131 million in the same period of last year.

Depreciation/amortisation per expense group	Q1 2006 DKKm	Q1 2005 DKKm	Growth in DKK	Q4 2005 DKKm
Cost of sales	51	69	-26%	69
Distribution and administration	26	26	0%	32
Research and development	45	36	25%	46
Total depreciation/amortisation	122	131	-7%	146

Share buyback

In August 2005, Lundbeck launched a share buyback programme of up to DKK 6 billion, scheduled to be completed by the end of 2007. The programme is being implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003 ("safe harbour"), which protects listed companies against violation of insider legislation in connection with share buybacks. At the company's general meeting in 2007, the Supervisory Board intends to submit a proposal to reduce the share capital by a nominal amount that will, as a

minimum, correspond to the nominal value of the share capital bought back under the programme.

Once every seven trading day, Lundbeck will issue an announcement concerning transactions made under the share buyback programme, and as announced in release no. 210 of 5 April 2006, a total of 13,289,143 shares have been bought back as of 31 March 2006, corresponding to a transaction value of DKK 1,791,617,068 and an average purchase price of DKK 134.8181.

Research and development

Lundbeck has initiated Phase I clinical trials with its pharmaceutical candidate Lu AA34893 to investigate the tolerability and pharmacokinetic profile of the compound.

Lu AA34893 was selected as a development candidate based on its convincing effect in preclinical animal models suggesting a potential to enhance the treatment of depression and anxiety disorders.

The company expects to make a decision on the continued development of one of two of its Phase I projects - LuAA21004 and Lu 31-130 - before the end of Q2 2006.

Net financials

In Q1 2006, the Group's net financial income totalled DKK -82 million compared with a net income of DKK 50 million in the same period of last year.

	Q1 2006 DKKm	Q1 2005 DKKm	Q4 2005 DKKm
Net financials	-82	50	-46
Net interest income/expenses	-17	22	-28
Unrealised gains concerning other investments excl. exchange rate adjustments	0	0	-1
Net currency income relating to financial items, specified as follows:	-65	28	-17
Net income relating to trading	-35	-8	-33
Accounting translation of currency items	-30	36	16

Net interest income, including realised and unrealised gains and losses on the bond portfolio, amounted to DKK -17 million in Q1 2006.

The change relative to last year was due to losses on the bond portfolio.

First-quarter foreign currency translation amounted to an expense of DKK 65 million, driven by losses on trading contracts and an equity decline in subsidiaries made up in foreign currency. As a result of the revised profit forecast caused by Forest's changed inventory levels, announced in February 2006, hedging contracts have been transferred to trading contracts. The profit impact, which is expensed in Q1 2006, is approximately DKK 40 million.

Net income relating to trading derives from income and expenses from instruments that do not meet the criteria for hedging and is recognised directly under net financials at market value.

Tax
The income tax expense amounted to DKK 124 million in Q1 2006 against DKK 233 million in the year-earlier period. The effective tax rate was 36% as compared with 34% in Q1 2005 and 28% in Q4 2005. The tax rate for Q1 2006 was driven primarily by losses on translation of foreign exchange items and losses in associates.

For the 2006 financial year, Lundbeck projects an effective tax rate of about 32%, subject to stable exchange rates.

Net profit for the period
At DKK 451 million, profit from operations in Q1 2006 was 29% lower than in the year-earlier period.

At DKK 349 million, profit before tax fell by 49% relative to the year-earlier period, while the net profit for the period after tax was DKK 225 million, which was 50% lower than in Q1 2005.

Investments
Lundbeck's total net investments in Q1 2006 amounted to DKK 96 million, compared with DKK 48 million in Q1 2005 and DKK 284 million in Q4 2005.

Cash flows
Lundbeck's operating activities generated a cash inflow of DKK 294 million in Q1 2006, compared with an inflow of DKK 265 million in the year-earlier period.

The increase was attributable to positive movements in the working capital relative to Q1 2005. In Q4 2005, cash flows from operating activities amounted to DKK 315 million.

The free cash flow amounted to DKK 198 million in Q1 2006 as compared with DKK 217 million in the same period of last year. The decline was due to an increase in investments. In Q4 2005, the free cash flow was DKK 31 million.

Financing activities generated a cash outflow of DKK 1,018 million. Financing activities generated a cash outflow of DKK 488 million in the year-earlier period and DKK 1,682 million in Q4 2005 including dividend payments totalling DKK 496 million.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 1,375 million at 31 March 2006 against DKK 2,126 million at 31 March 2005 and DKK 2,240 million at 31 December 2005. In addition to interest-bearing net cash, Lundbeck has unutilised credit facilities of DKK 3.1 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity
Equity at 31 March 2006 amounted to DKK 6,759 million compared with DKK 7,710 million at 31 March 2005 and DKK 7,492 million at 31 December 2005. In Q1 2006, return on equity was 3.2% compared with 5.9% in the same period of last year and 3.9% in Q4 2005. The changes in equity are shown in appendix 4.

Incentive plans
Lundbeck has established incentive plans for senior employees and key employees, which are comprised by the provisions of IFRS 2 "Share-based payment".

Equity-settled schemes
In September 2005, Lundbeck granted warrants (equity-settled remuneration scheme), which are comprised by the provisions of IFRS 2, to members of H. Lundbeck A/S' Executive Management and Danish and foreign executives appointed by H. Lundbeck A/S' Executive Management who are employed by H. Lundbeck A/S or H. Lundbeck A/S' subsidiaries.

Under the provisions of IFRS 2, this scheme is comprised by the requirement on cost recognition at the date of grant. Accordingly, no regular value adjustments will be made, and the scheme will not affect the consolidated financial statements.

In January 2004, Lundbeck allocated warrants (equity-settled remuneration scheme) to the management and a number of key employees. These warrants are covered by the transitional provisions of IFRS 2, as this scheme was established after 7 November 2002 with a vesting date before 1 January 2005. Under the transitional provisions of IFRS 2, this scheme is not comprised by the requirement on cost recognition and will therefore not affect the consolidated financial statements.

The liability based on the Black Scholes formula was DKK 57 million at 31 March 2006.

Debt plans
In 2002, a share price based plan for employees of the foreign companies was set up, and in 2004 a new share price based plan for key employees of US companies was established.

The value adjustment at 31 March 2006 of the "debt plans", including exercised plans, is recognised as a cost in the income statement in Q1 2006 in the amount of DKK 1 million. The liability for the debt-based remuneration plans based on the Black Scholes formula was DKK 7 million at 31 March 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Conference call

Today at 3.00 pm CET, Lundbeck will be hosting a conference call for the financial community. You can listen to the conference on the company's website www.lundbeck.com under the section 'Investors' – 'Presentations' – 'Teleconference'.

Forward-looking statements

This announcement contains forward-looking statements that provide current expectations or forecasts of events such as new product launches, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Lundbeck's products, introduction of competing products, Lundbeck's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof and unexpected growth in costs and expenses.

Management statement

The Supervisory Board and Executive Management have considered and adopted the interim report of H. Lundbeck A/S.

The interim report, which is unaudited, has been prepared in accordance with the guidelines issued by the Copenhagen Stock Exchange and, in respect of recognition and measurement, has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB), which are expected to apply for the presentation of financial statements for the full year 2006.

In our opinion, the interim report gives a true and fair view of the Group's financial position at 31 March 2006 and of the results of the Group's operations and cash flows for the period 1 January – 31 March 2006.

Valby, 9 May 2006

Supervisory Board

Flemming Lindeløv Chairman	Thorleif Krarup Deputy Chairman	Lars Bruhn
Kim Rosenville Christensen Elected by the employees	Peter Kürstein	Mats Pettersson
Birgit Bundgaard Rosenmeier Elected by the employees	William Watson Elected by the employees	Jes Østergaard

Executive Management

Claus Bræstrup President and CEO	Lars Bang Executive Vice President	Ole Chrintz Executive Vice President
Hans Henrik Munch-Jensen Executive Vice President, CFO	Stig Løkke Pedersen Executive Vice President	

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

Appendix 1 - Key figures

Group	2006 Q1	2005 Q1	2006 Q1
	DKKm	DKKm ****	EURm *
FINANCIAL HIGHLIGHTS			
Revenue	2,232.5	2,218.5	299.2
Profit from operations	450.8	636.8	60.4
Net financials	(81.7)	50.3	(10.9)
Profit before tax	349.3	685.2	46.8
Tax	124.0	232.6	16.6
Profit for the period	225.3	452.6	30.2
Equity	6,758.8	7,709.7	905.7
Total assets	10,506.0	11,136.9	1,407.9
Cash flows from operating activities	293.6	264.5	39.3
Free cash flow	197.8	216.9	26.5
**RATIOS ** **	%	%	%
EBIT margin	20.2	28.7	20.2
Return on assets	6.6	8.8	6.6
R&D costs as a percentage of revenue	20.4	16.2	20.4
Return on equity	3.2	5.9	3.2
Solvency ratio	64.3	69.2	64.3
SHARE DATA* **	DKK	DKK	EURO
Earnings per share (EPS)	1.04	2.03	0.14
Diluted earnings per share (DEPS)	1.04	2.03	0.14
Cash flow per share	1.36	1.16	0.18
Net asset value per share	31.88	34.27	4.27
Market capitalisation (DKKm)	30,398	32,266	4,074
Market capitalisation, end of period	133.76	137.96	17.92
Price / Earnings	128.29	68.03	128.29
Price / Cash flow	98.44	118.44	98.44
Price / Net asset value	4.20	4.03	4.20

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 31 March 2006 rate 746.24)
Balance sheet items are translated at the exchange rates at the balance sheet date (31 March 2006 rate 746.24).

** Financial ratios are calculated according to the Danish Society of Financial Analysts' 'Recommendations & Ratios 2005'

*** Comparative figures involving number of shares have been restated using a factor of 0.9993 for the effect of employees' exercise of warrants.

**** The comparative figures for 2005 have been restated due to the implementation of a change to IAS 39 "Financial instruments: Recognition and measurement".

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 2 – Income statement

DKKm	2006 Q1	2005 Q1	2005 Full year
Revenue	2,232.5	2,218.5	9,069.8
Cost of sales	420.0	411.8	1,487.6
Distribution costs	587.7	517.0	2,336.7
Administrative expenses	319.4	300.2	1,302.5
PROFIT BEFORE RESEARCH COSTS	**905.4**	**989.5**	**3,943.0**
Research and development costs	454.7	360.3	1,781.9
PROFIT BEFORE OTHER OPERATING ITEMS	**450.7**	**629.2**	**2,161.1**
Other operating income/(expenses)	0.1	7.6	8.4
PROFIT FROM OPERATIONS	**450.8**	**636.8**	**2,169.5**
Income from investments in associates	(19.8)	(1.9)	(35.4)
Net financials	(81.7)	50.3	129.5
PROFIT BEFORE TAX	**349.3**	**685.2**	**2,263.6**
Tax on profit for the period	124.0	232.6	667.4
PROFIT FOR THE PERIOD	**225.3**	**452.6**	**1,596.2**
Profit for the period allocated to:			
Shareholders in the parent company	225.3	460.6	1,605.3
Minority interests	0.0	(8.0)	(9.1)
NET PROFIT FOR THE PERIOD	**225.3**	**452.6**	**1,596.2**
Earnings per share (EPS)	1.04	2.03	7.15
Diluted earnings per share (DEPS)	1.04	2.03	7.13

Number of share used in calculation of EPS and DEPS

EPS, Q1 2006	215,740,078
DEPS, Q1 2006	216,086,710

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Appendix 3 – Balance sheet

DKKm	31.03.2006	31.03.2005	31.12.2005
ASSETS			
Intangible assets	1,647.4	1,635.5	1,671.2
Property, plant and equipment	3,473.6	3,426.1	3,480.4
Financial assets	349.0	281.3	445.3
Non-current assets	**5,470.0**	**5,342.9**	**5,596.9**
Inventories	1,223.8	1,228.0	1,267.1
Receivables	1,807.6	1,798.5	1,938.3
Available-for-sale financial assets	158.8	132.8	157.1
Other securities	1,089.3	2,169.2	2,210.6
Cash	756.5	465.5	458.1
Current assets	**5,036.0**	**5,794.0**	**6,031.2**
Assets	**10,506.0**	**11,136.9**	**11,628.1**
EQUITY AND LIABILITIES			
Share capital	1,136.3	1,169.4	1,136.1
Share premium	73.6	14.4	69.5
Retained earnings	5,548.9	6,535.3	6,286.1
Equity, H. Lundbeck A/S' shareholders	**6,758.8**	**7,719.1**	**7,491.7**
Minority interests	0.0	(9.4)	0.0
Equity	**6,758.8**	**7,709.7**	**7,491.7**
Provisions	497.0	403.0	522.5
Debt	378.4	401.1	377.8
Non-current liabilities	**875.4**	**804.1**	**900.3**
Provisions	0.0	48.0	8.1
Bank and mortgage debt	92.1	107.8	50.9
Trade payables	579.7	490.4	740.2
Prepayments from Forest	1,285.9	1,188.1	1,393.1
Other payables	914.1	788.8	1,043.8
Current liabilities	**2,871.8**	**2,623.1**	**3,236.1**
Total liabilities	**3,747.2**	**3,427.2**	**4,136.4**
Total equity and liabilities	**10,506.0**	**11,136.9**	**11,628.1**

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, København Fax +45 36 43 82 62 www.lundbeck.com

Appendix 4 – Statement of changes in equity

2005	Share capital DKKm	Share premium DKKm	Retained earnings DKKm	H. Lundbeck A/S' shareholders total DKKm	Minority interests DKKm	Equity Group DKKm
Equity at 31.12.2004	1,168.7	-	6,707.5	7,876.2	-	7,876.2
Effect of IFRS changes:						
Incentive plans	-	-	(35.8)	(35.8)	-	(35.8)
Minority interests	-	-	-	-	(1.4)	(1.4)
Equity at 1.1.2005	**1,168.7**	**-**	**6,671.7**	**7,840.4**	**(1.4)**	**7,839.0**
Adjustment, deferred gains/losses hedging	-	-	(114.2)	(114.2)	-	(114.2)
Realised gains/losses, hedging	-	-	(22.4)	(22.4)	-	(22.4)
Exchange adjustment, associates	-	-	(0.4)	(0.4)	-	(0.4)
Fair value adjustment of available-for-sale financial assets	-	-	(1.0)	(1.0)	-	(1.0)
Tax on equity entries	-	-	41.0	41.0	-	41.0
Recognised directly in equity	**-**	**-**	**(97.0)**	**(97.0)**	**-**	**(97.0)**
Net profit for the year less proposed dividend	-	-	460.6	460.6	(8.0)	452.6
Total net income	**-**	**-**	**363.6**	**363.6**	**(8.0)**	**355.6**
Capital increase through exercise of warrants	0.7	14.4	-	15.1	-	15.1
Buyback of treasury shares	-	-	(500.0)	(500.0)	-	(500.0)
Other transactions	**0.7**	**14.4**	**(500.0)**	**(484.9)**	**-**	**(484.9)**
Equity at 31.3.2005	**1,169.4**	**14.4**	**6,535.3**	**7,719.1**	**(9.4)**	**7,709.7**

2006	Share capital DKKm	Share premium DKKm	Retained earnings DKKm	H. Lundbeck A/S' shareholders total DKKm	Minority interests DKKm	Equity Group DKKm
Equity at 1.1.2006	**1,136.1**	**69.5**	**6,286.1**	**7,491.7**	**-**	**7,491.7**
Adjustment, deferred gains/losses, hedging	-	-	58.5	58.5	-	58.5
Realised gains/losses, hedging	-	-	46.0	46.0	-	46.0
Realised gains/losses, trading (transferred from hedging)	-	-	33.2	33.2	-	33.2
Exchange adjustment, associates	-	-	(2.6)	(2.6)	-	(2.6)
Fair value adjustment of available-for-sale financial assets	-	-	5.6	5.6	-	5.6
Tax on equity entries	-	-	(38.5)	(38.5)	-	(38.5)
Recognised directly in equity	**-**	**-**	**102.2**	**102.2**	**-**	**102.2**
Retained earnings	-	-	225.3	225.3	-	225.3
Total net income	**-**	**-**	**327.5**	**327.5**	**-**	**327.5**
Capital increase through exercise of warrants	0.2	4.1	-	4.3	-	4.3
Buyback of treasury shares	-	-	(1,064.7)	(1,064.7)	-	(1,064.7)
Other transactions	**0.2**	**4.1**	**(1,064.7)**	**(1,060.4)**	**-**	**(1,060.4)**
Equity at 31.3.2006	**1,136.3**	**73.6**	**5,548.9**	**6,758.8**	**-**	**6,758.8**

Appendix 5 - Cash flow statement

DKKm	2006 Q1	2005 Q1	2005 Full year
Cash flows from operating activities	293.6	264.5	2,071.5
Cash flows from investing activities	(95.8)	(47.6)	(634.8)
Free cash flow	**197.8**	**216.9**	**1,436.7**
Cash flows from financing activities	(1,017.5)	(487.7)	(1,681.9)
Increase/(decrease) in cash and cash equivalents	**(819.7)**	**(270.8)**	**(245.2)**
Cash and cash equivalents at 1.1	2,668.7	2,902.3	2,902.3
Unrealised exchange differences for the period	(3.2)	3.2	11.6
Increase/(decrease) for the period	(819.7)	(270.8)	(245.2)
Cash and cash equivalents at 31.3	**1,845.8**	**2,634.7**	**2,668.7**

Interest-bearing net cash is composed as follows:

Cash and securities exclusive of treasury shares	1,845.8	2,634.7	2,668.7
Interest-bearing debt	(470.5)	(508.9)	(428.7)
Interest-bearing net cash at 31.3	**1,375.3**	**2,125.8**	**2,240.0**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 214

9. maj 2006

Delrapport for 1. kvartal 2006

Bestyrelsen for H. Lundbeck A/S har i dag godkendt selskabets delrapport for 1. kvartal 2006.

- Koncernens omsætning udgjorde DKK 2.232 mio., svarende til en stigning på 1% i forhold til samme kvartal sidste år (4% vækst målt i lokalvaluta).

- Omsætningen fra **Europa** udgjorde DKK 1.360 mio., svarende til en vækst på 15% i forhold til samme periode sidste år (14% vækst målt i lokalvaluta). Omsætningen fra **Internationale Markeder** udgjorde DKK 329 mio., svarende til en vækst på 29% (17% vækst målt i lokalvaluta). Den positive udvikling i såvel Europa som Internationale Markeder er et resultat af en fortsat fokuseret indsats i koncernens egen salgsdatterselskaber.

- Omsætningen fra **USA** udgjorde DKK 488 mio. svarende til et fald på 32% (18% fald målt i lokalvaluta), hvilket primært skyldes en lavere leverance af bulk escitalopram til Forest Laboratories som led i nedbringelsen af det interne lager af escitalopram hos Forest. Ved udgangen af 1. kvartal 2006 var lageret nedbragt til et niveau svarende til cirka 15 måneders forventet forbrug. Forest Laboratories, Inc. opnåede et salg af Lexapro® på USD 464 mio. i 1. kvartal 2006 mod USD 399 mio. i samme periode sidste år.

- Koncernens samlede omkostninger i 1. kvartal 2006 udgjorde DKK 1.782 mio. svarende til en stigning på 13% i forhold til samme kvartal sidste år, hvilket primært skyldes en stigning på 26% i selskabets forsknings- og udviklingsomkostninger i forhold til samme periode sidste år.

- Resultat af primær drift udgjorde DKK 451 mio., svarende til et fald på 29% i forhold til samme kvartal sidste år.

- Frit cash flow udgjorde DKK 198 mio., svarende til et fald på 9% i forhold til samme periode sidste år.

- Lundbeck fastholder tidligere udmeldte forventninger til årets resultater.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Hovedtal for perioden

Delrapporten er for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2006. Sammenligningstal er korrigeret som følge af implementeringen af IAS 39 'Finansielle instrumenter: Indregning og måling' pr. 1. januar 2005. Delrapporten er ikke revideret.

	1.kvt. 2006 DKK mio.	1.kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4.kvt. 2005 DKK mio.
Omsætning	2.232	2.219	1%	4%	2.301
- Cipralex®	837	534	57%	52%	746
- Lexapro®	484	663	-27%	-13%	624
- Ebixa®	311	241	29%	26%	306
- Azilect®	8	-	-	-	4
- Serdolect®	1	-	-	-	-
- Andre lægemidler	536	724	-26%	-26%	568
- Anden omsætning	56	57	-2%	-6%	53
Omkostninger	1.782	1.582	13%	-	1.821
- Produktion	420	412	2%	-	293
- Distribution og administration	907	817	11%	-	989
- Forskning og udvikling	455	360	26%	-	538
- Andre driftsudgifter, netto	0	8	-	-	1
Resultat af primær drift	451	637	-29%	-	481
Finansielle poster, netto	-82*	50	-	-	-46
Periodens resultat	225	453	-50%	-	299
Resultat pr. aktie, EPS	1,04	2,03	-49%	-	1,34
Frit cash flow	198	217	-9%	-	30
Antal medarbejdere (ultimo)	5.065	5.032	-	-	5.050

* Resultatnedjusteringen i februar 2006, som følge af ændring i lagerføringstid hos Forest, har betydet, at hedgingkontrakter er overført til tradingkontrakter. Resultateffekt udgiftsført i 1. kvartal 2006 i forbindelse hermed udgør cirka. DKK 40 mio.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Finansiel forventning til 2006 og finansielle mål for 2007

Lundbeck fastholder de finansielle forventninger til 2006 samt de finansielle mål for 2007, som senest udmeldt i forbindelse med aflæggelse af årsrapport 2005 d. 15. marts 2006.

Finansielle forventninger

	2006 forventning	2007 mål
Resultat af primær drift	Cirka DKK 1,6 mia.	-
Overskudsgrad	-	25%*
Pengestrømme fra drifts- og investeringsaktiviteter	Cirka DKK 900 mio.	-
Investeringer	Cirka DKK 650 mio.	-
Indtægter fra Forest	Cirka DKK 1,7 mia.	-
Forudbetaling fra Forest	Cirka DKK 900 mio.	-
Milepælsbetaling fra Merck	-	USD 75 mio.

* Eksklusive potentiel milepælsbetaling på USD 75 mio. fra Merck & Co., Inc.

Omsætning

Koncernens omsætning udgjorde DKK 2.232 mio., svarende til en stigning på 1% i forhold til samme kvartal sidste år og et fald på 3% i forhold til 4. kvartal 2005. Reguleret for valutakursudsving steg koncernens omsætning med 4% i forhold til samme kvartal sidste år.

Koncern

	1.kvt. 2006 DKK mio.	1.kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4.kvt. 2005 DKK mio.
Cipralex®	837	534	57%	52%	746
Lexapro®	484	663	-27%	-13%	624
Ebixa®	311	241	29%	26%	306
Azilect®	8	-	-	-	4
Serdolect®	1	-	-	-	-
Andre lægemidler	536	724	-26%	-26%	568
Anden omsætning	56	57	-2%	-6%	53
Samlet omsætning, koncern	2.232	2.219	1%	4%	2.301

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Koncernens omsætning har i kvartalet været drevet af en øget omsætning af Cipralex® og Ebixa®, der er vokset med henholdsvis 57% og 29% i forhold til 1. kvartal 2005. Omsætningsstigningen i Cipralex® og Ebixa® har mere end kompenseret for nedgangen i salget af andre lægemidler.

Koncernens omsætning udenfor USA steg med 17% i forhold til samme kvartal året før, hvilket mere end kompenserede for faldet på 27% i indtægter fra Lexapro® i USA, der er drevet af ekstraordinær nedbringelse af de interne lagre af bulk escitalopram hos Forest.

I 1. kvartal 2006 udgjorde omsætningen af nye lægemidler 73% af koncernens omsætning i forhold til 65% i samme kvartal sidste år.

Europa

	1.kvt. 2006 DKK mio.	1.kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4.kvt. 2005 DKK mio.
Cipralex®	670	429	56%	54%	611
Ebixa®	277	223	24%	23%	276
Azilect®	8	-	-	-	4
Serdolect®	1	-	-	-	-
Andre lægemidler	404	535	-24%	-25%	432
Samlet omsætning, Europa	1.360	1.187	15%	14%	1.323

I Europa fortsætter Lundbecks nye lægemidler med at erobre markedsandele. Den europæiske forretning udgør i 1. kvartal 61% af den samlede omsætning sammenlignet med 53% i samme kvartal året før. Faldet i andre lægemidler er primært drevet af nedgang i salget af citalopram på markeder som Frankrig, Tyskland og Schweiz.

Kvartalsvis omsætning af Cipralex® og Ebixa® i Europa

Cipralex® og Ebixa®	1.kvt. 2005	2.kvt. 2005	3.kvt. 2005	4.kvt. 2005	1.kvt. 2006
Omsætning, DKK mio.	652	775	819	887	947
Kvartalsvis vækst, (%)	11%	19%	6%	8%	7%

Cipralex® - en ny klasse af antidepressiva
Nyere forskning har vist, at escitalopram hæmmer serotonin transporteren på både det primære bindingssted og det allosteriske bindingssted – en 'Serotonin Dual-Action' virkningsmekanisme. Den dobbelte hæmmende

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

effekt på serotonin transporteren er en del af forklaringen på escitaloprams unikke farmakologiske og kliniske effekt.

I løbet af 1. kvartal 2006 blev Cipralexs unikke virkningsmekanisme som en ASRI – Allosteric Serotonin Reuptake Inhibitor – tilføjet i lægemidlets produktresumé af de svenske sundhedsmyndigheder, der agerer som referenceland for den europæiske godkendelse af lægemidlet.

Ved udgangen af februar 2006 havde Cipralex® en markedsandel på 10,6% af det europæiske marked for antidepressiva målt i værdi i forhold til 7,0% ved udgangen af 1. kvartal 2005. På de fleste markeder i Europa fortsætter Cipralex® med at vinde markedsandele, hvilket bidrager til den fortsatte vækst for lægemidlet. Introduktionen i Frankrig forløber godt, og med en markedsandel på 7,1% efter ni måneder på markedet er introduktionen blandt de bedste lanceringer af Cipralex® i et europæisk land.

Ebixa® havde ved udgangen af februar 2006 opnået en markedsandel på cirka 14,1% af det europæiske marked for lægemidler til behandling af Alzheimers sygdom. Væksten i Ebixa® er blandt andet drevet af succesfulde lanceringer i vigtige lande som Frankrig, Spanien og Tyskland, der udgør mere end halvdelen af det europæiske marked.

Azilect® er nu lanceret i en række lande i Europa og har i februar 2006 opnået en markedsandel på det tyske marked på 1,6%. Det tyske marked er det største i Europa og udgør mere end 25% af det europæiske marked for lægemidler til behandling af Parkinsons sygdom. Det er forventningen, at Azilect® vil kunne lanceres i de fleste større lande i løbet af 2006.

Serdolect® til behandling af skizofreni blev lanceret i det første land i Europa i januar måned. Siden er lancering påbegyndt i flere skandinaviske lande. Det er forventningen, at Serdolect vil blive lanceret i Tyskland samt yderligere mere end 15 lande i løbet af 2006 og 2007.

USA

	1.kvt. 2006 DKK mio.	1.kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4.kvt. 2005 DKK mio.
Lexapro®	484	663	-27%	-13%	624
Andre lægemidler	4	57	-93%	-74%	2
Samlet omsætning, USA	488	720	-32%	-18%	626

Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 484 mio. i 1. kvartal 2006 i forhold til DKK 663 mio. i samme periode sidste år,

svarende til et fald på 27%. Årets første kvartal var præget af en lavere leverance af bulk escitalopram til Forest som led i nedbringelsen af det interne lager af escitalopram hos Forest. Ved udgangen af 1. kvartal 2006 var lageret nedbragt til et niveau svarende til omkring 15 måneders forventet forbrug. Leveringer over året fordeles så vidt muligt jævnt med 1 ton bulk escitalopram per måned. I 1. kvartal 2006 blev der leveret marginalt mere, end der vil blive gennemsnitligt igennem 2006.

Forest Laboratories, Inc. opnåede et salg af Lexapro® på USD 464 mio. i 1. kvartal 2006 mod USD 399 mio. i samme periode sidste år.

Lexapro® er i dag det næstmest udskrevne antidepressivum i USA, og ved udgangen af februar havde Lexapro® en markedsandel på cirka 16,4% af det samlede salg for antidepressiva (N6A), hvilket er på niveau med andelen ved udgangen af 2005. Underliggende er antallet af recepter (TRx) for Lexapro® udskrevet i 1. kvartal steget med cirka 3,4% i forhold til 4. kvartal 2005. Tilsvarende er markedet opgjort i antal recepter (TRx) for nyere antidepressiva i USA steget med 2,6% i samme periode. Det er forventningen, at det amerikanske marked for antidepressiva vil udvikle sig svagt positivt i 2006.

Forudbetalingen fra Forest - forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger - udgjorde ved udgangen af marts 2006 DKK 1.286 mio. mod DKK 1.188 mio. ved udgangen af marts 2005, og DKK 1.393 mio. ved udgangen af 2005.

I perioden d. 20 marts til 27. marts 2006 blev retssag om patentkrænkelse af U.S. Patent Re. No. 34,712, ('712-Patentet), som H. Lundbeck A/S har givet Forest enelicens til i USA, og som vedrører Forest-produktet Lexapro® (escitalopram oxalat), afprøvet ved Federal District Court of Delaware i USA. Det er både Lundbecks og partneren Forests overbevisning, at '712-Patentet er gyldigt og kan opretholdes. Endvidere er det begge selskabers opfattelse, at sagens afgørelse vil falde ud til selskabernes fordel.

Lundbeck sikrer indtægter fra blandt andet Lexapro® ved hjælp af valutahedging. Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket havde en resultateffekt på DKK 3 mio. i 1. kvartal 2006 mod DKK 34 mio. i samme periode sidste år i forhold til, at indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 9 mio. fra sikring af USD mod DKK 37 mio. i 1. kvartal 2005. Hedginggevinsten fra sikring af USD er primært henført til indtægterne fra salget af Lexapro®.

Pr. 31. marts 2006 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i EUR og USD, der modsvarer en værdi af ca. DKK 3,1 mia., hvoraf DKK 2,4 mia. behandles som hedgingkontrakter. De gennemsnitlige hedgingkurser pr. 31. marts 2006 udgjorde for euro 746,31 DKK/EUR og for amerikanske dollars 591,88 DKK/USD. Udskudt resultatføring af valutatab og gevinster, netto, udgjorde DKK -53 mio. pr. 31. marts 2006 mod DKK 105 mio. pr. 31. marts 2005 og DKK -191 mio. pr. 31. december 2005.

Den gennemsnitlige sikringskurs for det første kvartal af 2007 vil for amerikanske dollars udgøre ca. 594 DKK/USD med de eksisterende hedgingkontrakter. Den tilsvarende kurs i første kvartal af 2006 udgjorde ca. 582 DKK/USD. For regnskabsåret 2006 er den gennemsnitlige sikringskurs for amerikanske dollars ca. 587 DKK/USD.

Internationale Markeder

	1.kvt. 2006 DKK mio.	1.kvt. 2005 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	4.kvt. 2005 DKK mio.
Cipralex®/Lexapro®	167	105	59%	44%	134
Ebixa®	34	18	83%	60%	31
Andre lægemidler	128	132	-3%	-12%	134
Samlet omsætning, Internationale Markeder	329	255	29%	17%	299

I markeder uden for Europa og USA fortsætter omsætningen med at udvise kvartalsvis positive vækstrater. Cipralex® har øget sin markedsandel på de fleste markeder, og på flere væsentlige markeder er Cipralex® nu blandt de tre mest omsatte originale antidepressiva.

Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 1. kvartal 2006 DKK 1.782 mio. svarende til en stigning på 13% i forhold til samme periode sidste år og et fald på 2% i forhold til 4. kvartal 2005.

Produktionsomkostningerne udgjorde DKK 420 mio. svarende til cirka 19% af den samlede omsætning, hvilket er på niveau med 1. kvartal året før. I forhold til 4. kvartal 2005 steg produktionsomkostningerne med DKK 127 mio., hvilket hovedsageligt skyldes engangsposter i 4. kvartal 2005. Distributions- og administrationsomkostninger udgjorde DKK 907 mio. svarende til en stigning på 11% i forhold til samme periode året før og et

fald på 8% i forhold til 4. kvartal 2005. Bevægelserne over kvartalerne skyldes primært fluktuation i omkostningerne i Europa i 2005.

Forsknings- og udviklingsomkostningerne udgjorde i 1. kvartal 2006 DKK 455 mio., svarende til en stigning på 26% i forhold til samme periode sidste år og et fald på 15% i forhold til 4. kvartal 2005.

Forsknings- og udviklingsomkostningerne udgjorde i 1. kvartal 2006 20% af omsætningen mod 16% i 1. kvartal 2005. På grund af tidligere udmeldt nedbringelse af det interne lager af bulk escitalopram hos Forest samt den deraf afledte nedgang i indtægter fra salg af Lexapro® i USA i 2006 forventer Lundbeck, at forsknings- og udviklingsomkostningerne vil udgøre mere end 20% af den samlede koncernomsætning for 2006.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde i 1. kvartal 2006 DKK 122 mio. mod DKK 131 mio. i samme periode sidste år.

Afskrivninger pr. omkostningsgruppe	1.kvt. 2006 DKK mio.	1.kvt. 2005 DKK mio.	Vækst i DKK	4.kvt. 2005 DKK mio.
Produktion	51	69	-26%	69
Distribution og administration	26	26	0%	32
Forskning og udvikling	45	36	25%	46
Samlet afskrivning	122	131	-7%	146

Aktietilbagekøb

Lundbeck igangsatte i august 2005 et aktietilbagekøbsprogram på indtil DKK 6 mia., der forventes afsluttet ved udgangen af 2007. Programmet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003 ('safe harbour'), som beskytter børsnoterede virksomheder mod overtrædelse af insiderlovgivning i forbindelse med aktietilbagekøb. Bestyrelsen har til hensigt på selskabets generalforsamling i 2007, at fremsætte forslag om, at nedbringe aktiekapitalen med et nominelt beløb, der som minimum svarer til den nominelle værdi af den aktiekapital, der tilbagekøbes i henhold til programmet.

På hver syvende handelsdag udsender Lundbeck en meddelelse vedrørende transaktioner foretaget under aktietilbagekøbsprogrammet, og som offentliggjort i fondsbørsmeddelelse nummer 210 den 5. april 2006, er der pr. 31. marts 2006 tilbagekøbt 13.289.143 stk. aktier svarende til

en transaktionsværdi på DKK 1.791.617.068 og en gennemsnitlig købskurs på DKK 134,8181.

Forskning og udvikling

Lundbeck har igangsat kliniske fase I-undersøgelser med lægemiddel-kandidaten Lu AA34893 for at undersøge stoffets tolerabilitet og farmakokinetiske profil.

Lu AA34893 er udvalgt som udviklingskandidat på baggrund af stoffets overbevisende effekt i prækliniske dyremodeller og har i disse modeller vist potentiale til at forbedre behandlingen af depression og angstlidelser.

Det er forventningen at selskabet vil kunne nå frem til en afgørelse om den fortsatte udvikling vedrørende et af to af selskabets fase I projekter - Lu AA21004 og Lu 31-130 - inden udgangen af 2. kvartal 2006.

Finansielle poster

Samlet havde koncernen i 1. kvartal 2006 en finansiel netto-indtægt på DKK -82 mio. i forhold til en netto-indtægt på DKK 50 mio. i samme periode sidste år.

	1. kvt. 2006 DKK mio.	1. kvt. 2005 DKK mio.	4. kvt. 2005 DKK mio.
Finansiel nettoindtægt	-82	50	-46
Netto renteindtægter	-17	22	-28
Urealiserede kursgevinster vedr. andre kapitalandele ekskl. valutakursreguleringer	0	0	-1
Nettovalutaindtægter vedr. finansielle poster, fordelt på:	-65	28	-17
Nettoindtægter vedr. trading	-35	-8	-33
Regnskabsmæssig omregning af valutaposter	-30	36	16

Netto renteindtægter inklusive realiserede og urealiserede kursgevinster og kurstab på obligationsbeholdningen udgjorde i 1. kvartal 2006 DKK -17 mio. Afvigelsen fra sidste år skyldes kurstab på obligationsbeholdningen.

Regnskabsmæssige omregninger af valutaposter udgjorde i 1. kvartal en udgift på DKK 65 mio. drevet af tab på tradingkontrakter samt et fald i egenkapitalen i datterselskaber opgjort i fremmedvaluta.

Resultatnedjusteringen i februar 2006, som følge af ændring i lagerføringstid hos Forest, har betydet, at hedgingkontrakter er overført til tradingkontrakter. Resultateffekt udgiftsført i 1. kvartal 2006 i forbindelse hermed udgør cirka. DKK 40 mio.

Nettoindtægter vedrørende trading hidrører fra indtægter og udgifter fra instrumenter, der ikke opfylder betingelserne for hedging og indregnes direkte under finansielle poster til markedsværdi.

Skat
Skatteudgiften i 1. kvartal 2006 udgjorde DKK 124 mio. mod DKK 233 mio. i samme periode sidste år. Den effektive skatteprocent udgjorde 36% mod 34% i 1. kvartal 2005 og 28% i 4. kvartal 2005. Skattesatsen for 1. kvartal 2006 var primært drevet af tab på regnskabsmæssige omregninger og underskud i associerede virksomheder.

For regnskabsåret 2006 forventer Lundbeck en effektiv skattesats på cirka 32% under forudsætning af stabile valutakurser.

Periodens resultat
Resultat af primær drift udgjorde i 1. kvartal 2006 DKK 451 mio. svarende til et fald på 29% i forhold til samme periode sidste år.

Resultat før skat faldt 49% til DKK 349 mio. i forhold til samme periode sidste år, mens periodens resultat efter skat udgjorde DKK 225 mio., svarende til et fald på 50% i forhold til 1. kvartal 2005.

Investeringer
Lundbecks samlede nettoinvesteringer i 1. kvartal 2006 udgjorde DKK 96 mio., mod DKK 48 mio. i 1. kvartal 2005 og DKK 284 mio. i 4. kvartal 2005.

Pengestrømme
Lundbecks pengestrømme fra driftsaktiviteter udgjorde i 1. kvartal 2006 DKK 294 mio. mod DKK 265 mio. i samme periode sidste år. Stigningen skyldes en positiv udvikling i arbejdskapitalen i forhold til 1. kvartal 2005. I 4. kvartal 2005 udgjorde pengestrømme fra driftsaktiviteter DKK 315 mio.

Det frie cashflow udgjorde DKK 198 mio. i 1. kvartal 2006 mod DKK 217 mio. i samme periode sidste år. Faldet skyldes en stigning i investeringsniveauet. I 4. kvartal 2005 udgjorde det frie cashflow DKK 31 mio.

Pengestrømme fra finansieringsaktiviteter udgjorde DKK -1.018 mio. I samme periode sidste år udgjorde pengestrømme fra finansieringsaktiviteter DKK -488 mio. og i 4. kvartal 2005 udgjorde de DKK -1.682 mio. inklusive udbyttebetaling på DKK 496 mio.

Lundbecks rentebærende nettolikviditet (selskabets beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved udgangen af 1. kvartal 2006 DKK 1.375 mio. mod DKK 2.126 mio. ved udgangen af 1. kvartal 2005 og DKK 2.240 mio. ved udgangen af 4. kvartal 2005. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede kreditfaciliteter på DKK 3,1 mia.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital

Egenkapitalen udgjorde pr. 31. marts 2006 DKK 6.759 mio. mod DKK 7.710 mio. pr. 31. marts 2005 og DKK 7.492 mio. pr. 31. december 2005. Egenkapitalforrentningen udgjorde i 1. kvartal 2006 3,2% mod 5,9% i samme periode sidste år og 3,9% i 4. kvartal 2005. Detaljeret udvikling i egenkapitalen er vist i bilag 4.

Incitamentsordninger

Lundbeck har etableret incitamentsprogrammer for ledende medarbejdere og nøglemedarbejdere, som er omfattet af bestemmelserne i IFRS 2 'Aktiebaseret vederlæggelse'.

Egenkapitalafregnede ordninger

Lundbeck har i september 2005 tildelt medlemmerne af H. Lundbeck A/S's direktion samt danske og udenlandske direktører, der er udpeget af H. Lundbeck A/S's direktion, og som er ansat i H. Lundbeck A/S eller H. Lundbeck A/S's datterselskaber tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af bestemmelserne i IFRS 2.

I henhold til bestemmelserne i IFRS 2 er denne ordning omfattet af kravet om omkostningsførelse på tildelingstidspunktet, og der vil således ikke ske løbende værdiregulering og vil derfor ikke påvirke koncernregnskabet.

Lundbeck har i januar 2004 tildelt ledelsen og en række nøglemedarbejdere tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af overgangsbestemmelserne i IFRS 2, idet denne ordning er etableret efter 7. november 2002 med retserhvervelsestidspunkt inden 1. januar 2005. I henhold til overgangsbestemmelserne i IFRS 2 er denne ordning ikke omfattet af

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

kravet om omkostningsførelse og vil således ikke påvirke koncernregnskabet.

Forpligtelsen baseret på Black Scholes formlen var pr. 31. marts 2006 DKK 57mio.

Gældsordninger
I 2002 blev der etableret en aktiekursbaseret ordning for medarbejdere i de udenlandske selskaber samt i 2004 en ny aktiekursbaseret ordning for nøglemedarbejdere i koncernens amerikanske selskaber.

Værdireguleringen pr. 31. marts 2006 af 'gældsordninger', herunder udnyttede ordninger, er indgået i resultatopgørelsen med en omkostning på DKK 1 mio. i 1. kvartal 2006. Forpligtelsen for de gældsbaserede aflønningsordninger baseret på Black Scholes formlen var pr. 31. marts 2006 DKK 7 mio.

Telefonkonference
Lundbeck afholder i dag kl. 15:00 en telefonkonference for kapitalmarkedets interessenter, som kan aflyttes på selskabets hjemmeside www.lundbeck.com under sektionen 'Investor' - 'Presentations' – 'Teleconference'.

Fremadrettede udsagn
Denne meddelelse indeholder udsagn om fremtiden ('forward-looking statements') som omfatter bl.a. forventninger eller prognoser vedrørende begivenheder som introduktion af nye produkter, produktgodkendelser og økonomiske resultater.

Udsagn om fremtiden er i sagens natur forbundet med risici, usikkerhedsfaktorer og unøjagtige antagelser. Dette kan medføre, at de faktiske resultater afviger væsentligt fra de anførte forventninger. Faktorer, der kan påvirke fremtidige resultater, er blandt andet rente- og valutasvingninger, forsinkelser i eller fejlslagne udviklingsprojekter, produktionsproblemer, misligholdelse eller uventet opsigelse af kontrakter, prisreduktioner dikteret af nationale myndigheder eller som følge af markedsdrevne prisnedsættelser på Lundbecks produkter, lancering af konkurrerende produkter, Lundbecks evne til at markedsføre såvel nye som eksisterende produkter, produktansvarssager og andre retssager, ændring af tilskudsregler og statslige love og dertil knyttede fortolkninger heraf samt uventede omkostnings- og udgiftsstigninger.

H. Lundbeck A/S

Ottiliavej 9 | Tlf +45 36 30 13 11 | E-mail investor@lundbeck.com
DK-2500 Valby, København | Fax +45 36 43 82 62 | www.lundbeck.com

Ledelsespåtegning
Bestyrelse og direktion har behandlet og vedtaget delårsrapport for H. Lundbeck A/S.

Delårsrapporten, som er urevideret, er udarbejdet i overensstemmelse med de af Københavns Fondsbørs fastlagte retningslinier og, for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2006.

Det er vor opfattelse, at delårsrapporten giver et retvisende billede af koncernens finansielle stilling pr. 31. marts 2006 samt af resultatet af koncernens aktiviteter og pengestrømme for perioden 1. januar – 31. marts 2006.

Valby, den 9. maj 2006

Bestyrelse

Flemming Lindeløv Formand	Thorleif Krarup Næstformand	Lars Bruhn
Kim Rosenville Christensen Medarbejdervalgt	Peter Kürstein	Mats Pettersson
Birgit Bundgaard Rosenmeier Medarbejdervalgt	William Watson Medarbejdervalgt	Jes Østergaard

Direktion

Claus Bræstrup Koncernchef, adm. direktør	Lars Bang Koncerndirektør	Ole Chrintz Koncerndirektør
Hans Henrik Munch-Jensen Koncerndirektør, økonomidirektør	Stig Løkke Pedersen Koncerndirektør	

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

Bilag 1 – nøgletal

Koncern

	2006 3 mdr. DKK mio.	2005 3 mdr. DKK mio. ****	2006 3 mdr. EUR mio. *
HOVEDTAL			
Nettoomsætning	2.232,5	2.218,5	299,2
Resultat af primær drift	450,8	636,8	60,4
Finansielle poster, netto	(81,7)	50,3	(10,9)
Resultat før skat	349,3	685,2	46,8
Skat	124,0	232,6	16,6
Periodens resultat	225,3	452,6	30,2
Egenkapital	6.758,8	7.709,7	905,7
Aktiver	10.506,0	11.136,9	1.407,9
Pengestrømme fra driftsaktivitet	293,6	264,5	39,3
Frit cashflow	197,8	216,9	26,5
**NØGLETAL ** **	%	%	%
Overskudsgrad	20,2	28,7	20,2
Afkastningsgrad	6,6	8,8	6,6
Forsknings- og udviklingsomkostninger i % af omsætningen	20,4	16,2	20,4
Egenkapitalforrentning	3,2	5,9	3,2
Egenkapitalandel	64,3	69,2	64,3
AKTIEDATA* **	DKK	DKK	EURO
Resultat pr. aktie (EPS)	1,04	2,03	0,14
Resultat pr. aktie, udvandet (DEPS)	1,04	2,03	0,14
Cashflow pr. aktie	1,36	1,16	0,18
Indre værdi pr. aktie	31,88	34,27	4,27
Markedsværdi (mio.)	30.398	32.266	4.074
Børskurs, ultimo perioden	133,76	137,96	17,92
Price/Earnings	128,29	68,03	128,29
Price/Cashflow	98,44	118,44	98,44
Kurs/Indre værdi	4,20	4,03	4,20

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurser (1. januar - 31. marts 2006, kurs 746,24). Balancen er omregnet til statusdagens kurs (31. marts 2006, kurs 746,24).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 2005".

*** Sammenligningstal, hvori antal aktier indgår, er korrigeret med en justeringsfaktor på 0,9993 for effekten af medarbejders udnyttelse af tegningsoptioner.

**** Sammenligningstal for 2005 er korrigeret som følge af implementeringen af en ændring i IAS 39 "Finansielle instrumenter: Indregning og måling"

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby, København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Bilag 2 – resultatopgørelse

DKK mio.	2006 1. kvt.	2005 1. kvt.	2005 Hele året
Nettoomsætning	2.232,5	2.218,5	9.069,8
Produktionsomkostninger	420,0	411,8	1.487,6
Distributionsomkostninger	587,7	517,0	2.336,7
Administrationsomkostninger	319,4	300,2	1.302,5
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**905,4**	**989,5**	**3.943,0**
Forsknings- og udviklingsomkostninger	454,7	360,3	1.781,9
RESULTAT FØR ANDRE DRIFTSPOSTER	**450,7**	**629,2**	**2.161,1**
Andre driftsindtægter/(-udgifter)	0,1	7,6	8,4
RESULTAT AF PRIMÆR DRIFT	**450,8**	**636,8**	**2.169,5**
Resultatandele, associerede virksomheder	(19,8)	(1,9)	(35,4)
Finansielle poster, netto	(81,7)	50,3	129,5
RESULTAT FØR SKAT	**349,3**	**685,2**	**2.263,6**
Skat af periodens resultat	124,0	232,6	667,4
PERIODENS RESULTAT	**225,3**	**452,6**	**1.596,2**
Periodens resultat fordelt på:			
Aktionærer i moderselskabet	225,3	460,6	1.605,3
Minoritetsinteresser	0,0	(8,0)	(9,1)
PERIODENS RESULTAT	**225,3**	**452,6**	**1.596,2**
Resultat pr. aktie (EPS)	1,04	2,03	7,15
Resultat pr. aktie, udvandet (DEPS)	1,04	2,03	7,13

Antal aktier til beregning af EPS og DEPS

EPS, 1. kvartal 2006	215.740.078
DEPS, 1. kvartal 2006	216.086.710

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 3 – balance

DKK mio.	31.03.2006	31.03.2005	31.12.2005
AKTIVER			
Immaterielle aktiver	1.647,4	1.635,5	1.671,2
Materielle aktiver	3.473,6	3.426,1	3.480,4
Finansielle aktiver	349,0	281,3	445,3
Langfristede aktiver	**5.470,0**	**5.342,9**	**5.596,9**
Varebeholdninger	1.223,8	1.228,0	1.267,1
Tilgodehavender	1.807,6	1.798,5	1.938,3
Finansielle aktiver disponible for salg	158,8	132,8	157,1
Andre værdipapirer	1.089,3	2.169,2	2.210,6
Likvide beholdninger	756,5	465,5	458,1
Kortfristede aktiver	**5.036,0**	**5.794,0**	**6.031,2**
Aktiver	**10.506,0**	**11.136,9**	**11.628,1**
PASSIVER			
Selskabskapital	1.136,3	1.169,4	1.136,1
Indbetalt overkurs	73,6	14,4	69,5
Overført resultat	5.548,9	6.535,3	6.286,1
Egenkapital, H. Lundbeck A/S' aktionærer	**6.758,8**	**7.719,1**	**7.491,7**
Minoritetsinteresser	0,0	(9,4)	0,0
Egenkapital	**6.758,8**	**7.709,7**	**7.491,7**
Hensatte forpligtelser	497,0	403,0	522,5
Gældsforpligtelser	378,4	401,1	377,8
Langfristede forpligtelser	**875,4**	**804,1**	**900,3**
Hensatte forpligtelser	0,0	48,0	8,1
Bank- og prioritetsgæld	92,1	107,8	50,9
Leverandørgæld	579,7	490,4	740,2
Forudbetalinger fra Forest	1.285,9	1.188,1	1.393,1
Anden gæld	914,1	788,8	1.043,8
Kortfristede forpligtelser	**2.871,8**	**2.623,1**	**3.236,1**
Forpligtelser	**3.747,2**	**3.427,2**	**4.136,4**
Passiver	**10.506,0**	**11.136,9**	**11.628,1**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 4 - egenkapital

2005	Selskabs-kapital DKK mio.	Indbetalt overkurs DKK mio.	Overført resultat DKK mio.	H. Lundbeck A/S' aktionærer i alt DKK mio.	Minoritets-interesser DKK mio.	Egenkapital koncern DKK mio.
Egenkapital 31.12.2004	1.168,7	-	6.707,5	7.876,2	-	7.876,2
Effekt af IFRS-ændringer:						
Incitamentsordninger	-	-	(35,8)	(35,8)	-	(35,8)
Minoritetsinteresser	-	-	-	-	(1,4)	(1,4)
Egenkapital 1.1.2005	**1.168,7**	**-**	**6.671,7**	**7.840,4**	**(1,4)**	**7.839,0**
Regulering, udskudte kursgevinster/-tab, hedging	-	-	(114,2)	(114,2)	-	(114,2)
Realiserede kursgevinster/-tab, hedging	-	-	(22,4)	(22,4)	-	(22,4)
Kursregulering, associerede virksomheder	-	-	(0,4)	(0,4)	-	(0,4)
Dagsværdiregulering af finansielle aktiver disponible for salg	-	-	(1,0)	(1,0)	-	(1,0)
Skat af egenkapitalposteringer	-	-	41,0	41,0	-	41,0
Indregnet direkte på egenkapitalen	**-**	**-**	**(97,0)**	**(97,0)**	**-**	**(97,0)**
Overført af årets resultat efter fradrag af foreslået udbytte	-	-	460,6	460,6	(8,0)	452,6
Nettoindtægter i alt	**-**	**-**	**363,6**	**363,6**	**(8,0)**	**355,6**
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	0,7	14,4	-	15,1	-	15,1
Tilbagekøb af egne aktier	-	-	(500,0)	(500,0)	-	(500,0)
Øvrige transaktioner	**0,7**	**14,4**	**(500,0)**	**(484,9)**	**-**	**(484,9)**
Egenkapital 31.3.2005	**1.169,4**	**14,4**	**6.535,3**	**7.719,1**	**(9,4)**	**7.709,7**

2006	Selskabs-kapital DKK mio.	Indbetalt overkurs DKK mio.	Overført resultat DKK mio.	H. Lundbeck A/S' aktionærer i alt DKK mio.	Minoritets-interesser DKK mio.	Egenkapital koncern DKK mio.
Egenkapital 1.1.2006	**1.136,1**	**69,5**	**6.286,1**	**7.491,7**	**-**	**7.491,7**
Regulering, udskudte kursgevinster/-tab, hedging	-	-	58,5	58,5	-	58,5
Realiserede kursgevinster/-tab, hedging	-	-	46,0	46,0	-	46,0
Realiserede kursgevinster/-tab, trading (overført fra hedging)	-	-	33,2	33,2	-	33,2
Kursregulering, associerede virksomheder	-	-	(2,6)	(2,6)	-	(2,6)
Dagsværdiregulering af finansielle aktiver disponible for salg	-	-	5,6	5,6	-	5,6
Skat af egenkapitalposteringer	-	-	(38,5)	(38,5)	-	(38,5)
Indregnet direkte på egenkapitalen	**-**	**-**	**102,2**	**102,2**	**-**	**102,2**
Overført af årets resultat	-	-	225,3	225,3	-	225,3
Nettoindtægter i alt	**-**	**-**	**327,5**	**327,5**	**-**	**327,5**
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	0,2	4,1	-	4,3	-	4,3
Tilbagekøb af egne aktier	-	-	(1.064,7)	(1.064,7)	-	(1.064,7)
Øvrige transaktioner	**0,2**	**4,1**	**(1.064,7)**	**(1.060,4)**	**-**	**(1.060,4)**
Egenkapital 31.3.2006	**1.136,3**	**73,6**	**5.548,9**	**6.758,8**	**-**	**6.758,8**

Bilag 5 – pengestrømsopgørelse

DKK mio.	2006 3 mdr.	2005 3 mdr.	2005 Hele året
Pengestrømme fra driftsaktivitet	293,6	264,5	2.071,5
Pengestrømme fra investeringsaktivitet	(95,8)	(47,6)	(634,8)
Frit cash flow	**197,8**	**216,9**	**1.436,7**
Pengestrømme fra finansieringsaktivitet	(1.017,5)	(487,7)	(1.681,9)
Ændring i likvider	**(819,7)**	**(270,8)**	**(245,2)**
Likvider 1.1.	2.668,7	2.902,3	2.902,3
Periodens urealiserede kursreguleringer	(3,2)	3,2	11,6
Periodens ændring	(819,7)	(270,8)	(245,2)
Likvider ultimo perioden	**1.845,8**	**2.634,7**	**2.668,7**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	1.845,8	2.634,7	2.668,7
Rentebærende gæld	(470,5)	(508,9)	(428,7)
Rentebærende nettolikviditet ultimo perioden	**1.375,3**	**2.125,8**	**2.240,0**

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 215

10 May 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	13,289,143	134.8181	1,791,617,068
2 May 2006	67,889	134.3680	9,122,107
3 May 2006	67,889	133.3123	9,050,436
4 May 2006	67,889	134.1137	9,104,848
5 May 2006	67,889	132.9876	9,028,399
8 May 2006	67,889	133.1678	9,040,630
9 May 2006	-	-	-
10 May 2006	-	-	-
Accumulated under the program	13,628,588	134.7875	1,836,963,489

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Following the above buyback Lundbeck owns a total of 15,911,353 own shares at a nominal value of DKK 5, equal to 7.00% of the total number of 227,261,423 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approx. EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Meddelelse nr. 215

10. maj 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	13.289.143	134,8181	1.791.617.068
2. maj 2006	67.889	134,3680	9.122.107
3. maj 2006	67.889	133,3123	9.050.436
4. maj 2006	67.889	134,1137	9.104.848
5. maj 2006	67.889	132,9876	9.028.399
8. maj 2006	67.889	133,1678	9.040.630
9. maj 2006	-	-	-
10. maj 2006	-	-	-
Akkumuleret under programmet	13.628.588	134,7875	1.836.963.489

Efter ovenstående tilbagekøb ejer Lundbeck i alt 15.911.353 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 7,00% af det samlede antal på 227.261.423 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 216

16 May 2006

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 17 May 2006 file an increase of its share capital by DKK 213,250, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,136,277,115 divided into 227,304,073 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2006 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 10 May 2006 and closes on 22 May 2006. In respect of the latest exercise period, two capital increases will be filed, the first of which will be made 17 May 2006. The second filing will be made after the latest exercise period has expired.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of mental and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 216

16. maj 2006

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 17. maj 2006 registrere en forhøjelse af aktiekapitalen med nominelt DKK 213.250 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.136.520.365 svarende til 227.304.073 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2006 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 10. maj – 22. maj 2006 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den første vil blive foretaget den 17. maj 2006. Den anden registrering vil blive fortaget efter udløb af udnyttelsesvinduet.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 217

24 May 2006

Significant phase II clinical results for gaboxadol (first SEGA sleep agent) announced at the APA conference

Gaboxadol demonstrated clear improvement on several clinical end-points as well as enhancement of slow wave sleep in studies in primary insomnia and transient insomnia.

Today, H. Lundbeck A/S and Merck & Co., Inc. announced results of two phase-II clinical trials with gaboxadol at the 159th Annual Meeting of the American Psychiatric Association (APA). Gaboxadol is an investigational agent in phase III for the treatment of insomnia and the first Selective Extrasynaptic $GABA_A$ Agonist (SEGA) constituting a new class of sleep agents.

In the primary insomnia polysomongraph (PSG) study short-term treatment with gaboxadol improved sleep maintenance, enhanced slow wave sleep and was generally well tolerated with no next-day residual effects.

In the transient insomnia study gaboxadol 10 and 15 mg effectively improved traditional PSG and self-reported sleep maintenance and induction measures. Slow wave or deep sleep is associated with delta and theta activity. Gaboxadol 10 and 15 mg increased slow-wave (delta) and theta activity in non-REM sleep in a dose dependent manner. Gaboxadol was well tolerated with a few dose-related, generally mild adverse events. Treatment with gaboxadol did not result in next-day residual effects.

"The phase-II data presented demonstrates a clear differentiation of gaboxadol by enhancing the slow wave activity. We believe that enhanced slow wave sleep will open another field of research to add benefit for patients' condition and performance", says Anders Gersel Pedersen, Head of Development at Lundbeck and continues; "Gaboxadol is in clinical phase-III, which comprises approximately 5,000 patients and together with our partner Merck we expect to file gaboxadol for approval in the US in the beginning of 2007."

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Primary insomnia study

Design

Randomised, double-blind, 4-way crossover, PSG study comparing gaboxadol 10 and 20 mg to placebo in 40 adult patients with primary insomnia. Zolpidem 10 mg was used as an active reference. Treatment was administered on two consecutive nights in each treatment session. Next-day residual effects were evaluated 2 hours after lights on.

Results

Gaboxadol 20 mg and zolpidem 10 mg significantly increased total sleep time (TST) with 53 minutes compared to baseline ($p<0.05$ compared to placebo) and gaboxadol 20 mg significantly reduced wakefulness after sleep onset (WASO) with 27 minutes compared to baseline ($p<0.05$ compared to placebo). Both gaboxadol 10 and 20 mg but not zolpidem significantly reduced number of awakenings by 9 compared to baseline ($p>0.001$ compared to placebo). Neither drug significantly reduced sleep onset latency. However, gaboxadol 20 mg improved self-reported "quality of sleep" ($p<0.05$).

Both gaboxadol doses enhanced slow wave sleep in a dose dependent manner.

Tolerability and next-day residual effects

Neither drug treatment was associated with next day residual effects the morning after treatment. The majority of adverse events (AE) were mild or moderate with no serious AEs. Compared to placebo, the incidence and severity of AEs were higher with gaboxadol 20 mg.

Transient insomnia study

Design

109 healthy subjects (18-59 years old) completed a randomized, double-blind, 5-way crossover study in a 4 hour phase advance model of transient insomnia. Sleep was assessed using PSG and self-reported measures following gaboxadol 5, 10 and 15 mg versus placebo. Zolpidem 10 mg was used as an active reference.

Results

WASO and TST were significantly improved in all active treatments compared to placebo, (WASO $p<0.05$; TST $p<0.001$).

Latency to persistent sleep (LPS) was significant shorter than placebo for gaboxadol 10 and 15 mg, (LPS $p< 0.05$).

Gaboxadol 10 and 15 mg significantly increased slow wave activity (SWA $p<0.05$) in a dose dependent manner. In contrast zolpidem did not enhance SWA.

Self-reported measures of sleep maintenance showed improvements in both sWASO ($p<0.05$) and sTST ($p<0.05$) for all active treatments compared with placebo.

Tolerability and next-day residual effects
Gaboxadol was well tolerated with a favourable safety profile. There were no serious adverse events, and no adverse events that led to withdrawal from the study. Majority of adverse events were mild or moderate.

At 30 minutes and 3 hours after lights on, relative to placebo, gaboxadol showed no consistent impairment of measures on various next-day testing parameters.

About gaboxadol
Gaboxadol is a novel compound currently in phase III development for the treatment of insomnia. Gaboxadol appears to interact directly with the extrasynaptic GABA receptor recognition site and mediates its effects via a $GABA_A$ receptor population that is different from that modulated by benzodiazepine receptor agonists.

About insomnia
Insomnia is defined by complaints of inadequate or poor-quality sleep, generally including difficulty falling asleep, waking up frequently during the night with difficulty returning to sleep, and/or experiencing unrestorative sleep. It is estimated that sleep disorders affect approximately one out of four Americans at some time in their lives. (National Institute of Neurological Disorders and Stroke)

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 217

24. maj 2006

Væsentlige kliniske fase II-resultater for gaboxadol (første SEGA sovemiddel) offentliggjort på APA-konferencen

Gaboxadol påviser i undersøgelser vedrørende primær insomni og forbigående insomni en klar forbedring på flere kliniske end-points samt en forlængelse af "slow wave sleep".

H. Lundbeck A/S og Merck & Co., Inc. har i dag offentliggjort resultaterne fra to kliniske fase II-undersøgelser med gaboxadol på det 159. årsmøde i American Psychiatric Association (APA). Gaboxadol er et stof, der undersøges i fase III vedrørende behandlingen af søvnløshed, og er den første selektive ekstrasynaptiske $GABA_A$ agonist (SEGA), som er en ny type sovemidler.

I polysomnograf (PSG)-undersøgelsen vedrørende primær insomni forbedrede kortvarig behandling med gaboxadol søvnvedligeholdelsen, forøgede mængden af "slow wave sleep", og stoffet blev generelt tålt godt uden bivirkninger den efterfølgende dag.

I undersøgelsen vedrørende forbigående insomni forbedrede 10 og 15 mg gaboxadol effektivt parametrene for traditionel PSG- og selvrapporteret søvnvedligeholdelse og indsovning. "Slow wave sleep", også kaldet dyb søvn, er forbundet med delta- og theta-aktivitet. 10 og 15 mg gaboxadol øgede mængden af "slow wave"- (delta) og theta-aktivitet i ikke-REM søvn afhængig af dosis. Gaboxadol blev tålt godt med få dosisrelaterede og generelt milde bivirkninger. Behandlingen med gaboxadol medførte ikke bivirkninger den efterfølgende dag.

"De fremviste fase II-data viser tydeligt, at gaboxadol skiller sig ud ved at øge "slow wave"-aktiviteten. Vi mener, at forbedret "slow wave sleep" vil åbne op for endnu et forskningsområde og forbedre patienternes tilstand og ydeevne," udtaler Anders Gersel Pedersen, ansvarlig for Lundbecks lægemiddeludvikling, og han fortsætter: "Gaboxadol er i klinisk fase III, som omfatter ca. 5.000 patienter, og sammen med vores samarbejdspartner Merck forventer vi at ansøge om godkendelse af gaboxadol i USA i begyndelsen af 2007."

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Undersøgelse vedrørende primær insomni

Opbygning

Randomiseret, dobbeltblindt, 4-vejs overkrydsnings- PSG-forsøg til sammenligning af 10 og 20 mg gaboxadol med placebo i 40 voksne patienter med primær insomni. Der blev anvendt 10 mg zolpidem som aktiv reference. Behandlingen blev indgivet på to på hinanden følgende aftener i hvert behandlingsforløb. Bivirkningerne den efterfølgende dag blev evalueret 2 timer efter, at lyset blev tændt.

Resultater

20 mg gaboxadol og 10 mg zolpidem forøgede signifikant Total Sleep Time (TST) med 53 minutter i forhold til baseline ($p<0,05$ sammenlignet med placebo), og 20 mg gaboxadol reducerede signifikant Wakefulness After Sleep Onset (WASO) med 27 minutter i forhold til baseline ($p<0,05$ sammenlignet med placebo). Både 10 og 20 mg gaboxadol, men ikke zolpidem, reducerede signifikant antallet af opvågninger med 9 i forhold til baseline ($p>0,001$ sammenlignet med placebo). Ingen af lægemidlerne reducerede signifikant latenstiden til indsovning, men 20 mg gaboxadol forbedrede den selvrapporterede "søvnkvalitet" ($p<0,05$).

Begge gaboxadol-doser forøgede mængden af "slow wave sleep" på en dosisafhængig måde.

Tolerabilitet og bivirkninger den efterfølgende dag

Ingen af behandlingerne medførte bivirkninger morgenen efter behandlingen. Størstedelen af bivirkningerne var af mild eller moderat karakter, og der var ingen alvorlige bivirkninger. Sammenlignet med placebo var forekomsten og sværhedsgraden af bivirkninger højere med 20 mg gaboxadol.

Undersøgelse vedrørende forbigående insomni

Opbygning

109 raske forsøgsdeltagere (i alderen 18-59 år) gennemførte en randomiseret, dobbeltblind, 5-vejs overkrydsningsundersøgelse i en model for forbigående insomni, hvor deltagerne blev lagt til at sove 4 timer før normal sengetid. Søvnen blev vurderet ved brug af PSG og deltager-indberettede målinger efter indtagelse af 5, 10 og 15 mg gaboxadol over for placebo. Der blev anvendt 10 mg zolpidem som aktiv reference.

Resultater

WASO og TST blev signifikant forbedret i alle de aktive behandlinger sammenlignet med placebo, (WASO $p<0,05$; TST $p<0,001$).

H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Latency to Persistent Sleep (LPS) var signifikant kortere for 10 og 15 mg gaboxadol end for placebo (LPS $p < 0,05$).

10 og 15 mg gaboxadol forøgede signifikant "slow wave activity" (SWA $p<0,05$) afhængig af dosis. I modsætning hertil forøgede zolpidem ikke SWA.

Selvrapporterede parametre for søvnvedligeholdelse viste forbedringer både i sWASO ($p<0,05$) og sTST ($p<0,05$) for alle aktive behandlinger i sammenligning med placebo.

Tolerabilitet og bivirkninger den efterfølgende dag
Gaboxadol blev tålt godt og havde en god sikkerhedsprofil. Der var ingen alvorlige bivirkninger og ingen bivirkninger, der medførte, at personerne måtte udgå af undersøgelsen. Størstedelen af bivirkningerne var af mild eller moderat karakter.

30 minutter samt 3 timer efter, at lyset blev tændt, viste gaboxadol i forhold til placebo ingen konsekvent forringelse af forskellige testparametre den efterfølgende dag.

Om gaboxadol
Gaboxadol er et nyt stof, som på nuværende tidspunkt er i fase III-udvikling til behandlingen af søvnløshed. Gaboxadol synes at virke direkte på ekstrasynaptiske GABA receptorer og medierer sin effekt via en $GABA_A$ receptor population, som er forskellig fra den, der moduleres af benzodiazepin-receptor agonister.

Om søvnløshed
Søvnløshed karakteriseres ved beklagelser over utilstrækkelig søvn eller søvn af dårlig kvalitet, herunder problemer med at falde i søvn, hyppige opvågninger om natten med efterfølgende problemer med at falde i søvn og/eller følelsen af ikke at være udhvilet efter søvn. Det anslås, at søvnforstyrrelser påvirker ca. hver fjerde amerikaner på et tidspunkt i deres liv. (National Institute of Neurological Disorders and Stroke)

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9 | Tlf +45 36 30 13 11 | E-mail investor@lundbeck.com
DK-2500 Valby København | Fax +45 36 43 82 62 | www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Release No 218

26 May 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	13,628,588	134.7875	1,836,963,489
17 May 2006	68,568	135.4426	9,287,031
18 May 2006	68,568	132.4627	9,082,703
19 May 2006	67,889	131.0930	8,899,771
22 May 2006	67,889	131.2130	8,907,921
23 May 2006	37,339	130.3041	4,865,423
24 May 2006	67,889	129.1828	8,770,088
26 May 2006	20,027	129.9442	2,602,393
Accumulated under the program	14,026,757	134.6982	1,889,378,820

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Following the above buyback Lundbeck owns a total of 16,309,522 own shares at a nominal value of DKK 5, equal to 7.18% of the total number of 227,304,073 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approx. EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Meddelelse nr. 218

26. maj 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	13.628.588	134,7875	1.836.963.489
17. maj 2006	68.568	135,4426	9.287.031
18. maj 2006	68.568	132,4627	9.082.703
19. maj 2006	67.889	131,0930	8.899.771
22. maj 2006	67.889	131,2130	8.907.921
23. maj 2006	37.339	130,3041	4.865.423
24. maj 2006	67.889	129,1828	8.770.088
26. maj 2006	20.027	129,9442	2.602.393
Akkumuleret under programmet	14.026.757	134,6982	1.889.378.820

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 16.309.522 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 7,18% af det samlede antal på 227.304.073 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 219

26 May 2006

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 29 May 2006 file an increase of its share capital by DKK 143,200, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,136,663,565 divided into 227,332,713 shares of DKK 5 each. The subscription price was DKK 108.11 per share. The new shares shall carry a right to dividend for the financial year 2006 from the time of registration of the capital increase, provided that it is decided on the annual general meeting of the company to pay a dividend for that financial year.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 10 May 2006 and closes on 22 May 2006. In respect of the latest exercise period, two capital increases will be filed, the second of which will be made 29 May 2006. The first filing was made 17 May 2006, see release no. 216 of 16 May 2006.

The share capital has been increased by DKK 356,450 in total as a result of employees exercising warrants in the latest exercise period. The exercised warrants constitute approximately 2.8 per cent of the total grant of warrants.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approximately EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 219

26. maj 2006

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 29. maj 2006 registrere en forhøjelse af aktiekapitalen med nominelt DKK 143.200 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.136.663.565 svarende til 227.332.713 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11. De nye aktier giver ret til udbytte vedrørende regnskabsåret 2006 fra tidspunktet for kapitalforhøjelsens registrering, forudsat at generalforsamlingen træffer beslutning om udbytte vedrørende dette regnskabsår.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 10. maj – 22. maj 2006 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den anden vil blive foretaget den 29. maj 2006. Den første registrering blev foretaget den 17. maj 2006, se meddelelse nr. 216 af 16. maj 2006.

Aktiekapitalen i H. Lundbeck A/S er forhøjet med i alt nominelt DKK 356.450 som følge af medarbejderes udnyttelse af tegningsoptioner i det seneste udnyttelsesvindue. De udnyttede tegningsoptioner udgør ca. 2,8 % af den totale tildeling af tegningsoptioner.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 220

8 June 2006

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	14,026,757	134.6982	1,889,378,820
30 May 2006	67,889	130.4581	8,856,668
31 May 2006	67,889	128.2259	8,705,126
1 June 2006	45,146	128.3086	5,792,620
2 June 2006	-	-	-
6 June 2006	67,889	127.6051	8,662,982
7 June 2006	67,889	127.2219	8,636,966
8 June 2006	84,861	124.9213	10,600,949
Accumulated under the program	14,428,320	134.5017	1,940,634,130

Following the above buyback Lundbeck owns a total of 16,711,085 own shares at a nominal value of DKK 5, equal to 7.35% of the total number of 227,332,713 shares.

The content of this release will have no influence on the Lundbeck Group's financial result for 2006.

Lundbeck contacts

	Steen Juul Jensen Vice President +45 36 43 30 06		
Media contact	Caroline Broge Media Relations Manager +45 36 43 26 38	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2005, the company's revenue was DKK 9.1 billion (approx. EUR 1.2 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Meddelelse nr. 220

8. juni 2006

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	14.026.757	134,6982	1.889.378.820
30. maj 2006	67.889	130,4581	8.856.668
31. maj 2006	67.889	128,2259	8.705.126
1. juni 2006	45.146	128,3086	5.792.620
2. juni 2006	-	-	-
6. juni 2006	67.889	127,6051	8.662.982
7. juni 2006	67.889	127,2219	8.636.966
8. juni 2006	84.861	124,9213	10.600.949
Akkumuleret under programmet	14.428.320	134,5017	1.940.634.130

Efter ovenstående tilbagekøb ejer Lundbeck i alt 16.711.085 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 7,35% af det samlede antal på 227.332.713 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2006.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Caroline Broge Media Relations Manager Tlf. 36 43 26 38	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2005 på DKK 9,1 mia. (cirka EUR 1,2 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com